

JARDEN corporation

ANNUAL REPORT 2008

SEC Mail Processing
Section

APR 15 2009

Washington, DC
110



The image of JAH-Man, the symbol above, was created by the winners of our 2008 Annual Report cover competition, Janine Laudicina, Angelo Rombley, Adam Rutstein and Aaron Stowell, a talented team of Jarden Consumer Solutions employees, based on a concept developed by the supply chain team. The JAH-Man name incorporates our ticker symbol, and the figure itself represents the brands of everyday life and epitomizes Jarden striding purposefully into the future.

Table of contents

2 Chairman's Letter 6 Outdoor Solutions 8 Consumer Solutions
10 Branded Consumables 12 Process Solutions 13 Selected Financial
Data 15 Management's Discussion & Analysis 31 Financial Statements

Corporate Strategy: Since our inception in 2001, Jarden has evolved into a world-class consumer products company with a diverse product line and a global footprint. Our strategic objective is to build on our solid foundation and drive future growth. We strive to accomplish this by leveraging our brand equity and leading market positions while continually reinvesting in the business to create innovative new products; products that provide consumers with the experience and value they associate with our brands. Simultaneously, we are focused on leveraging our scale to drive continuous improvements in our operations. We are proud of our best-in-class corporate governance infrastructure, and operational and financial controls. We believe the combination of these initiatives will allow us to deliver continued long-term growth and consistent results for our shareholders.

Corporate Profile: Jarden Corporation is a leading provider of niche consumer products. Jarden operates in three primary business segments through a number of well recognized brands, including: Outdoor Solutions: Abu Garcia®, Berkley®, Campingaz® and Coleman®, Fenwick®, Gulp!®, JT®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Rawlings®, Shakespeare®, Stearns®, Stren®, Trilene® and Volkl®; Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain®; and Branded Consumables: Ball®, Bee®, Bicycle®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke®, Loew Cornell® and Pine Mountain®. Headquartered in Rye, N.Y., Jarden has a broad distribution network with products sold in over 100 countries and an operating platform spanning 20 countries with over 20,000 employees.

Consolidated 2008 Net Sales by Segment*
$5.4 billion



* Segment percentages exclude intercompany eliminations.

Consolidated 2008 Segment Earnings**
$609 million



** Segment percentages are based on operating segments only. For a reconciliation of Segment Earnings to GAAP Operating Earnings please see p. 14.

Martin E. Franklin
Chairman of the Board and
Chief Executive Officer

"Our record segment earnings are the result of investments carefully deployed over the last three years."

5-Year Financial Highlights

($ in millions)





* For a reconciliation of Segment Earnings to GAAP Operating Earnings please see p. 14.

Dear Fellow Shareholders:

2008 was our seventh year operating under the Jarden DNA platform and our seventh consecutive year of delivering record sales and segment earnings. However, the continued progression of our financial and operating performance was not reflected in our stock price, as the macroeconomic environment overshadowed Jarden's individual results.

We take great pride at Jarden in having created an entrepreneurial, pay for performance culture where our successes are recognized and shortcomings are addressed, rather than buried. So it is natural that our management team is more determined than ever to deliver continued wins in the markets we serve, while working as diligently as possible to ensure that our truly unique and authentic portfolio of consumer product brands receives the recognition we believe it deserves.

The fundamental strategy behind Jarden has not changed since Ian Ashken and I took over the leadership of the business in September 2001. The development of a diversified consumer products company that specializes in market leading positions in niche markets has created a very powerful foundation to succeed in uncertain times.

After years of rapid growth between 2002 and 2007, Jarden has not made a significant acquisition in over eighteen months. This has led to an inward focus on operating excellence and an outward focus on providing retailers and consumers with innovative products that have attractive value propositions. Our goal is to maximize the return and growth of our existing assets. With over 100 active brands and 10 brands with sales in excess of $125 million, we are in the middle of a period of the company's development that I like to think of as "proving our worth".

While the whole consumer products sector has been negatively impacted by the current recessionary economy, we believe that this period of upheaval will allow us to prove the extraordinary resilience of our diversified business model. We have been proactive in addressing the issues created by the changes in the macro environment during 2008. Starting with voluntary salary decreases of 7.5% for myself, Ian Ashken, and our President, James Lillie, we have set the tone to attack overhead while preserving our talent. We have asked our most important assets, our people, to do more for a little less, while the world around us ripples with uncertainty. Meanwhile, we have preserved our investment in new product development and marketing at a time when many of our competitors are retreating from making similar investments.

One of our benchmarks within Jarden is to excel in relative performance. In a flat market, we expect growth; in a down market, we expect declines, but less than the overall category. The only way to offset lower economic activity in a consumer sector is to gain shelf space and market presence. From this perspective Jarden has been highly effective in maintaining its momentum in a very tough economy. I have always believed in the conventional wisdom that market leaders like Jarden are far more capable of gaining shelf space in recessionary periods rather than during growth cycles. One only has to look at our new product offerings across the group, to see evidence of how our operational focus is paying dividends.

Our record segment earnings are the result of investments carefully deployed over the last three years. Whether it be in implementing approximately $30 million worth of IT platform improvements, or expanding product development spending by approximately 80% during this period, these strategies bore fruit in 2008 and leave us well positioned for 2009 and beyond. For example, the development of our Margaritaville® Frozen Concoction Maker® product line has applied our heritage in



"I believe that in five years time, when we look back at our business and evaluate its resilience during this recessionary time, Jarden's diversified business model and portfolio of market leading brands will deserve a premium valuation as a defensive, as well as a growth company."

Oster® and Sunbeam® blenders and mixers into the world of products for entertaining, that in the three years since the first product was launched has become a $60 million enterprise. Building on Coleman's historical presence in lanterns, our investments in LED technology have created a flashlight business that has grown from nothing in 2006 to a business generating over $20 million of sales in 2008. Similarly, our Tundra® fire extinguishing spray, which was launched two years ago under the First Alert brand, is now sold in over 15,000 retail outlets. These examples are not lucky breaks, but rather the results of a carefully orchestrated strategy of investments in new product development that is the lifeblood of Jarden.

I believe that in five years time, when we look back at our business and evaluate its resilience during this recessionary time, Jarden's diversified business model and portfolio of market leading brands will deserve a premium valuation as a defensive, as well as a growth company. Jarden in its current complexion is a mere 18 months old, so one can understand the "show me" attitude from outside parties in the short term, but from the inside we have great confidence that our investments and strategy over the last several years will pay dividends.

2009 is already showing signs of being another volatile year and our goal remains to offset macroeconomic declines by growing our presence across a broad array of categories. We continue to navigate our way through opportunities created by commodity price decreases, as opposed to the unprecedented commodity price increases we have absorbed over the last three years. We have been disciplined in building our product mix and new product introductions to meet our long term margin goals and the relief on the cost side should help us continue this progression. While our strategy has been to grow sales and earnings on the back of new product development, we have not ignored the priorities of cash flow maximization and balance sheet strength. Since 2001 we have stated our target comfort zone for bank leverage to be 3.5x net debt to EBITDA. In the past some considered this to be too conservative, but we believed it was the right balance between prudent balance sheet management and leveraging equity returns. Today, the new conventional wisdom is the less debt the better, and in response we are driving our business to a more conservative leverage ratio of under 3.0x. Our cost of capital today is relatively low and we have no meaningful amortization payments until 2011, with $393 million of cash on hand at year end. Our intention is to maintain this strong liquidity position until the credit markets find their feet again and we believe we can access new credit at reasonable rates.

As we navigate this volatile economic period, our internal mantra is to prepare for the worst while hoping for the best. I am more proud than ever of the resilience and creativity of our workforce who have risen to the challenge of helping Jarden strive to be better at every level. I am also proud of what we have not done. You will not find us spending tens of millions of dollars on our corporate headquarters or office refurbishments. At Jarden our culture is to treat every dollar spent as if it were your own.

In 2009 we intend to continue to execute on our clearly articulated strategy and prove what great value the platform we have created can provide to our shareholders.

Yours sincerely,



Martin E. Franklin
Chairman of the Board and Chief Executive Officer



Outdoor solutions

Jarden Outdoor Solutions is a leading global provider of outdoor recreational and sporting goods products designed to maximize the enjoyment of the outdoors. With a portfolio of innovative products and category-leading brands, we offer consumers superior experiences with improved performance and greater safety. Our broad offering includes an array of authentic products for baseball and softball, camping and tailgating, fresh and saltwater fishing, hiking, paintball, skiing, snowboarding and snowshoeing, as well as technical and leisure apparel.

The combination of our market-leading brands, diverse and innovative product portfolio, global operational platform, strong execution and proactive management approach, is the foundation for our performance in both good and challenging macro environments.

We believe that given the current economic climate, it is more important than ever to continue investing in our products and brands. As retailers look to consolidate supplier relationships, our strong track record for product innovation and new product development is critical to our continued success. Coleman's innovative new line of stackable coolers, for example, is increasing our presence in a category we have serviced for over 25 years and is creating expanded points of distribution. Rawlings' new batter's helmet, providing up to 100 mph fastball protection to both professional and casual players, responds to the market's need for comfort, style and advanced safety engineering. Our winter sports brands, including K2®, Marker® and Volkl®, continue to introduce award-winning products, offering form, fashion and functionality at affordable price points; our ski portfolio won top honors across all 12 categories in SKI Magazine's 2009 'Gear of the Year' List. We are expanding in new geographies, such as China and Latin America, and are actively pursuing strategic licensing initiatives. We are proud to have achieved the high end of our targeted $25 - $50 million of integration synergies within eighteen months of our acquisition of K2 Inc. We remain committed to leveraging our scale to realize additional intra-segment revenue and cost synergies as we strive to maximize our performance and offer the best value to our end-consumers.









FY 2008 Sales $2.5 billion
FY 2008 Segment Earnings $298 million



Our leading brands include Abu Garcia®, Adio®, Berkley®, Campingaz®, Coleman®, deBeer®, ExOfficio®, Fenwick®, Gulp!®, JT®, K2®, Madshus®, Marker®, Marmot®, Miken®, Mitchell®, Morrow®, Penn®, Pflueger®, Planet Earth®, Rawlings®, Ride®, Sevylor®, Shakespeare®, SpiderWire®, Stearns®, Stren®, Trilene®, Tubbs®, Ugly Stik®, Volkl® and Worth®, to name just a few. Several of our brands have been in continuous use for over 100 years and are synonymous with their categories, including Coleman®, Rawlings®, Shakespeare® and Tubbs®.



Consumer solutions

Jarden Consumer Solutions is a leading global provider of consumer products focused on improving the everyday lives of consumers in and around the home. Our portfolio of household brands is synonymous with product innovation, category leadership and servicing the value-oriented consumer. We offer an array of innovative products designed to enhance daily activities in categories such as animal solutions, cooking, health, personal care and sleep enhancement. Our portfolio includes animal grooming products, blenders, cleaning products, coffeemakers, fans and heaters, heating pads, home vacuum packaging machines and slow cookers, to name a few.

In the face of the recent recessionary environment, we have secured gains in key categories by leveraging our strong brands, value-focused and innovative products and retailer relationships, drawing upon the flexibility of our cost structure, and intensifying our focus on operational effectiveness.

As we look forward, we are confident that we are relatively well positioned for long-term growth. We view international expansion as a significant driver and have further diversified our geographic presence with the establishment, within the last 18 months, of subsidiaries in Argentina, Brazil, India and Spain. We are focused on accelerating new product innovation and commercialization, recent examples of which include the Mr. Coffee® Frappe Maker, a one-step product that allows easy making of the blended coffee beverage; the Crock-Pot® Duo Cook and Serve, handy to cook and serve an entire meal; and the HydroSurge® RapidBath® bathing system, a unique at-home pet bathing solution. In addition, our FoodSaver® vacuum packaging system expanded its sales and distribution in 2008 on the back of saving consumers from having to put "cash in the trash", while continuing to offer the freshest way to preserve food in the freezer or refrigerator.









FY 2008 Sales $1.8 billion
FY 2008 Segment Earnings $254 million



Our leading brands include Arius Eickert®, Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam® and VillaWare®.


10
J
Q
K
A

Branded consumables

Jarden Branded Consumables is a leading provider of primarily niche, branded consumer products used in and around the home. Many of our products are affordable and consumable household staples, including all natural fresh preserving, arts and crafts, clothespins, cordage, fire starters and fire logs, matches and lighters, plastic cutlery, playing cards, smoke and carbon monoxide alarm products, storage and workshop accessories, and toothpicks.

With a portfolio of trusted, authentic brands, some with over 100 years of heritage, we are category leaders in many of the niche markets in which we serve. Certain aspects of our business have fared well despite the challenging macro environment, including Ball® fresh preserving products, Bicycle® playing cards and First Alert® safety systems. To manage through the macroeconomic volatility, we have focused on sharpening our cost controls and leveraging the common platform of our businesses.

To ensure we are well positioned for long-term growth, we are actively pursuing organic growth opportunities including product line extensions, channel expansion, licensing initiatives and international growth opportunities in key areas such as Latin America and Japan. We are focused on continuing product innovation and new product development, recent examples of which include Ball® "Make Jam in Your Freezer" products, which simplifies the canning process; Diamond® Renew® cutlery, which highlights "sustainability" packaging; and Cordzilla SecureLine®, a cord with the strength of a rope and flexibility of a bungee. Additionally, we are actively following sustainability and legislation trends, and are creating products in response to those trends such as our "green" plastic cutlery and non-radioactive isotope smoke detectors.

















FY 2008 Sales $805 million
FY 2008 Segment Earnings $96 million

JARDEN
Branded Consumables

Our leading brands include Ball®, Bee®, Bernardin®, Bicycle®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, Java-Log®, Kerr®, Lehigh®, Leslie-Locke®, Loew Cornell®, Pine Mountain® and Tundra®.

Process solutions

Jarden Process Solutions is a leading provider of custom designed plastic, monofilament and zinc products that solve downstream industrial customer challenges.

We manufacture nylon and polyester monofilament line used in various products, as well as fiberglass radio antennas for marine, citizen band and military applications. Our monofilament line is used in, for example, woven mats by paper producers and weed trimmer cutting line. Additionally, we provide a variety of OEM plastic products, many of which are consumable in nature or represent precision components of consumer products. Our products include jar closures, contact lens packaging, plastic cutlery, medical disposables and rigid packaging.

We are also the largest producer of zinc strip and fabricated zinc products in North America. We are the sole source supplier of copper-plated zinc penny blanks to the United States Mint, a major supplier to the Royal Canadian Mint, and a supplier of nickel, brass and bronze-plated finishes on steel and zinc for coinage to other international markets. We also manufacture a line of industrial zinc products for use in plumbing, automotive, electrical component and architectural markets.

As we look forward, we are focused on leveraging our low cost manufacturing base to service our existing and related branded and proprietary product categories.









FY 2008 Sales $349 million

FY 2008 Segment Earnings $43 million

JARDEN Process Solutions

Selected Financial Data

The following tables set forth the Company's selected financial data as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004. The selected financial data set forth below has been derived from the audited consolidated financial statements and related notes thereto where applicable for the respective fiscal years. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the consolidated financial statements and notes thereto. These historical results are not necessarily indicative of the results to be expected in the future. Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. These reclassifications had no impact on previously reported net income.

	As of and for the Years Ended December 31,				
(In millions, except per share data)	2008 *(c)*	2007 *(b)(c)*	2006 *(c)*	2005 *(b)(c)*	2004*(b)*
STATEMENTS OF INCOME DATA					
Net sales	$ 5,383.3	$ 4,660.1	$3,846.3	$ 3,189.1	$ 838.6
Operating earnings (a)	146.1	232.0	300.6	186.0	96.0
Interest expense, net	178.7	149.7	112.6	84.2	27.6
Loss on early extinguishment of debt	—	15.7	—	6.1	—
Income tax provision	26.3	38.5	82.0	35.0	26.0
Net income (loss) (a)	(58.9)	28.1	106.0	60.7	42.4
Paid in-kind dividends on Series B and C preferred stock	—	—	—	(9.7)	—
Charge from beneficial conversion of Series B and Series C preferred stock	—	—	—	(38.9)	—
Income (loss) available to common stockholders *(a)*	$ (58.9)	$ 28.1	$ 106.0	$ 12.1	$ 42.4
Basic earnings (loss) per share *(a)*	$ (0.78)	$ 0.39	$ 1.62	$ 0.23	$ 1.03
Diluted earnings (loss) per share *(a)*	$ (0.78)	$ 0.38	$ 1.59	$ 0.22	$ 0.99
OTHER FINANCIAL DATA *(In millions)*					
Segment earnings *(a)(d)*	$ 609.4	$ 501.5	$ 419.0	$ 297.6	$ 115.2
Cash flows from operations	249.9	304.8	236.0	240.9	70.2
Depreciation and amortization	120.3	96.4	66.4	57.6	19.2
Capital expenditures	102.2	81.2	68.8	58.5	10.8
BALANCE SHEET DATA *(In millions)*					
Cash and cash equivalents	$ 392.8	$ 220.5	$ 202.6	$ 237.1	$ 20.7
Working capital *(e)*	1,374.7	1,269.8	839.6	749.9	181.4
Total assets	5,727.0	5,868.1	3,882.6	3,524.6	1,042.4
Total debt	2,868.3	2,747.3	1,441.0	1,541.4	487.4
Total stockholders' equity	1,384.2	1,538.6	1,257.4	1,003.8	334.0

(a) Includes the following significant items affecting comparability:

- *2008 includes: $283 million charge related to the impairment of goodwill and intangibles (see Note 6 to the consolidated financial statements); and $59.8 million of reorganization and acquisition-related integration cost (see item (c) below).*
- *2007 includes: purchase accounting adjustments for $119 million of the elimination of manufacturer's profit in inventory charged to cost of sales, which is the purchase accounting fair value adjustment to inventory associated with acquisitions and $49.6 million of reorganization and acquisition-related integration cost (see item (c) below).*
- *2006 includes: purchase accounting adjustments for $10.4 million of the elimination of manufacturer's profit in inventory charged to cost of sales, which is the purchase accounting fair value adjustment to inventory associated with acquisitions and $36.8 million of reorganization and acquisition-related integration cost (see item (c) below).*
- *2005 includes: purchase accounting adjustments for $22.4 million of the elimination of manufacturer's profit in inventory charged to cost of sales, which is the purchase accounting fair value adjustment to inventory associated with acquisitions, $2.5 million of write offs of inventory related to reorganization and acquisition-related integration initiatives and $29.1 million of reorganization and acquisition-related integration cost (see item (c) below).*

(b) The results of The United States Playing Card Company, American Household, Inc., The Holmes Group, Inc., Pure Fishing, Inc. and K2 Inc. are included from their dates of acquisition June 28, 2004, January 24, 2005, July 18, 2005, April 6, 2007 and August 8, 2007, respectively.

(c) Reorganization and acquisition-related integration cost include costs associated with exit or disposal activities, which do not meet the criteria of discontinued operations, including costs of employee and lease terminations and facility closing or other exit activities. Additionally, these costs include expenses directly related to integrating and reorganizing acquired businesses and include items such as employee retention, recruiting costs, certain moving costs, certain duplicative costs during integration and asset impairments.

(d) Segment Earnings represents earnings before interest, taxes and depreciation and amortization, excluding reorganization and acquisition-related integration costs, impairment of goodwill and intangible assets, the elimination of manufacturer's profit in inventory, fair value inventory adjustments, and loss on early extinguishment of debt. This non-GAAP financial measure, is presented in this Annual Report on Form 10-K because it is a basis upon which the Company's management has assessed its financial performance in the years presented. Additionally, the Company uses non-GAAP financial measures because the Company's credit agreement provides for certain adjustments in calculations used for determining whether the Company is in compliance with certain credit agreement covenants, including, but not limited to, adjustments relating to non-cash purchase accounting adjustments, certain reorganization and acquisition-related integration costs, impairment of goodwill and intangible assets, non-cash stock-based compensation costs and loss on early extinguishment of debt. Segment Earnings should not be considered a primary measure of the Company's performance and should be reviewed in conjunction with, and not as substitute for, financial measurements prepared in accordance with GAAP that are presented in this Annual Report on Form 10-K. A reconciliation of the calculation of Segment Earnings is presented below:

Reconciliation of non-GAAP Measure:

	For the Years Ended December 31,				
(In millions)	2008	2007	2006	2005	2004
Net income (loss)	$ (58.9)	$ 28.1	$ 106.0	$ 60.7	$ 42.4
Income tax provision	26.3	38.5	82.0	35.0	26.0
Interest expense, net	178.7	149.7	112.6	84.2	27.6
Loss on early extinguishment of debt	—	15.7	—	6.1	—
Operating earnings	146.1	232.0	300.6	186.0	96.0
Adjustments to reconcile to Segment Earnings:					
Depreciation and amortization	120.3	96.4	66.4	57.6	19.2
Fair value adjustment to inventory	—	118.9	10.4	22.4	—
Reorganization costs	59.8	49.6	36.8	29.1	—
Impairment of goodwill and intangibles	283.2	—	—	—	—
Other integration-related costs	—	4.6	4.5	—	—
Impairment/write-off of other assets	—	—	0.3	2.5	—
Segment Earnings *(1)*	$ 609.4	$ 501.5	$ 419.0	$ 297.6	$ 115.2

(1) During 2008, the Company modified the composition of segment earnings to include stock-based compensation. All prior periods have been restated to conform to the current presentation.

(e) Working capital is defined as current assets (including cash and cash equivalents) less current liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of Jarden's financial condition and results of operations should be read together with our consolidated financial statements and notes to those statements included in Item 8 of Part II of this Annual Report on Form 10-K. Unless otherwise indicated, references in the following discussion to 2008, 2007 and 2006 are to Jarden's calendar years ended December 31, 2008, 2007 and 2006, respectively.

Overview

Jarden Corporation and its subsidiaries (hereinafter referred to as the "Company" or "Jarden" is a leading provider of a broad range of consumer products. The Company reports four business segments: Outdoor Solutions, Consumer Solutions, Branded Consumables and Process Solutions. The Company's sales are principally within the United States. The Company's international operations are mainly based in Asia, Canada, Europe and Latin America.

The Company seeks to grow the business by continuing its tradition of product innovation, new product introductions and providing the consumer with the experience and value they associate with Jarden's strong brand portfolio. The Company plans to leverage and expand its domestic and international distribution channels, increase brand awareness through co-branding and cross-selling initiatives and pursue strategic acquisitions, all while driving margin improvement.

In the Outdoor Solutions segment the Company manufactures and sources, markets and distributes global consumer active lifestyle products for outdoor and outdoor related activities. For general outdoor activities, Coleman® is a leading brand for active lifestyle products, offering an array of products that include camping and outdoor equipment such as air beds, camping stoves, coolers, foldable furniture, gas and charcoal grills, lanterns and flashlights, propane fuel, sleeping bags, tents and water recreation products such as boats, kayaks and tow-behinds. The Outdoor Solutions segment also sells fishing equipment under brand names such as Abu Garcia®, All Star®, Berkley®, Fenwick®, Gulp!®, JRC™, Mitchell®, Penn®, Pflueger®, Sevenstrand®, Shakespeare®, Spiderwire®, Stren®, Trilene®, Ugly Stik® and Xtools®. Team sports equipment for baseball, softball, football, basketball, field hockey and lacrosse products are sold under brand names such as deBeer®, Gait by deBeer®, Miken®, Rawlings® and Worth®. Alpine and nordic skiing, snowboarding, snowshoeing and in-line skating products are sold under brand names such as Atlas™, K2®, Line®, Little Bear®, Madshus®, Marker®, Morrow®, Ride®, Tubbs®, Völkl® and 5150 Snowboards®. Water sports equipment, personal flotation devices and all-terrain vehicle gear are sold under brand names such as Hodgman®, Mad Dog Gear®, Sevylor®, Sospenders® and Stearns®. The Company also sells high performance technical and outdoor apparel and equipment under brand names such as Adio®, Ex Officio®, Marmot® and Planet Earth®.

In the Consumer Solutions segment the Company manufactures and sources, markets, and distributes a diverse line of household products, including kitchen appliances and personal care and wellness products for home use. This segment maintains a strong portfolio of globally recognized brands including Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam® and Villaware®. The principal products in this segment include clippers and trimmers for professional use in the beauty and barber and animal segments; electric blankets, mattress pads and throws; household kitchen appliances, such as blenders, coffeemakers, irons, mixers, slow cookers, toasters, toaster ovens and vacuum packaging machines; personal care and wellness products, such as air purifiers, fans, heaters and humidifiers, for home use; products for the hospitality industry; and scales for consumer use.

In the Branded Consumables segment the Company manufactures and sources, markets and distributes a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples, including arts and crafts paint brushes, children's card games, clothespins, collectible tins, cordage, firelogs and firestarters, home safety equipment, home canning jars and accessories, kitchen matches, other craft items, plastic cutlery, playing cards and accessories, storage and workshop accessories, toothpicks and other accessories. This segment markets our products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, KEM®, Kerr®, Lehigh®, Leslie-Locke®, Loew Cornell® and Pine Mountain® brand names, among others.

In the Process Solutions segment the Company manufactures, markets and distributes a wide variety of plastic products including closures, contact lens packaging, medical disposables, plastic cutlery and rigid packaging. Many of these products are consumable in nature or represent components of consumer products. The materials business produces specialty nylon polymers, conductive fibers and monofilament used in various products, including woven mats used by paper producers and weed trimmer cutting line, as well as fiberglass radio antennas for marine, citizen band and military applications. This segment is also the largest North American producer of niche products fabricated from solid zinc strip and are the sole source supplier of copper plated zinc penny blanks to the United States Mint and a major supplier to the Royal Canadian Mint, as well as a supplier of nickel, brass and bronze plated finishes on steel and zinc for coinage to other international markets. In addition, we manufacture a line of industrial zinc products marketed globally for use in the plumbing, automotive, electrical component and architectural markets.

Management's Discussion and Analysis

Jarden Corporation Annual Report 2008

Acquisitions

2007 Activity

The Company did not complete any acquisitions in 2008. On April 6, 2007, the Company acquired Pure Fishing, Inc. ("Pure Fishing"), a leading global provider of fishing tackle marketed under well-known fishing brands including Abu-Garcia®, Berkley®, Gulp!®, Mitchell®, Stren® and Trilene®. The consideration consisted of $300 million in cash, a $100 million five year subordinated note with a 2% coupon and a warrant exercisable into approximately 2.2 million shares of Jarden common stock with an initial exercise price of $45.32 per share (subject to adjustment as provided therein). In addition to the upfront purchase price, a contingent purchase price payment of up to $50 million based on the future financial performance of the acquired business may be paid and during 2008, $25 million of this amount was paid. The Pure Fishing acquisition is consistent with the Company's strategy of purchasing leading, niche consumer-oriented brands with attractive cash flows and strong management. The Company's results of operations for 2007 include the results of Pure Fishing from April 6, 2007.

On August 8, 2007, the Company acquired all the outstanding shares of K2 Inc. (the "Acquisition"), a leading provider of branded consumer products in the global sports equipment market in exchange for consideration of $10.85 in cash per share of K2 Inc. ("K2") common stock and 0.1118 of a share of Jarden common stock for each share of K2 common stock issued and outstanding. The total value of the transaction, including debt assumed, was approximately $1.2 billion. The aggregate consideration to the K2 shareholders was approximately $701 million and was comprised of a cash payment of approximately $517 million and the issuance of approximately 5.3 million common shares of the Company with a fair value of approximately $184 million. The cash and Jarden common stock issued in the transaction had a combined value of $14.72 per K2 share, which was calculated using the average of the closing stock price of a share of Jarden common stock on the New York Stock Exchange ("NYSE") during the five-day trading period ending two trading days after the date that the number of shares of Jarden common stock to be received by K2 stockholders was finalized, which was August 6, 2007. The total purchase price of $779 million, which is net of cash acquired, also includes: the purchase of K2 share-based awards for $22.7 million, the Company's investment in K2 prior to the acquisition of $31.1 million, debt make-whole premiums of $15.4 million and other fees and consideration totaling $22.1 million. In connection with the Acquisition the Company repaid certain of K2's debt, including accrued interest and the aforementioned make-whole premiums for approximately $341 million. The Acquisition was recorded by allocating the cost of the assets acquired, including intangible assets and liabilities assumed based on their estimated fair values at the date of Acquisition. The excess of the cost of the Acquisition over the net of amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill and is based on the Company's independent valuation. The Company's results of operations for 2007 include the results of K2 from August 8, 2007 (the "Acquisition Date").

2006 Activity

During 2006, the Company completed four tuck-in acquisitions, three in the Branded Consumables segment and one in the Consumer Solutions segment.

The differences in the results from operations for 2008 versus 2007 and 2007 versus 2006 are primarily due to the K2 and Pure Fishing acquisitions.

Consolidated Results of Operations

	Years Ended December 31,		
(In millions)	2008	2007	2006
Net sales	$ 5,383.3	$ 4,660.1	$ 3,846.3
Cost of sales	3,880.5	3,517.4	2,904.0
Selling, general and administrative expenses	1,013.7	861.1	604.9
Reorganization and acquisition-related integration costs, net	59.8	49.6	36.8
Impairment of goodwill and intangibles	283.2	—	—
Operating earnings	146.1	232.0	300.6
Interest expense, net	178.7	149.7	112.6
Loss on early extinguishment of debt	—	15.7	—
Income (loss) before taxes	(32.6)	66.6	188.0
Income tax provision	26.3	38.5	82.0
Net income (loss)	$ (58.9)	$ 28.1	$ 106.0

Results of Operations—Comparing 2008 to 2007

	Net Sales	
	Years Ended December 31,	
(In millions)	2008	2007
Outdoor Solutions	$ 2,481.0	$ 1,698.6
Consumer Solutions	1,812.9	1,869.2
Branded Consumables	804.9	806.2
Process Solutions	348.6	353.6
Intercompany eliminations	(64.1)	(67.5)
	$ 5,383.3	$ 4,660.1

Net sales in 2008 increased $723 million or 16%, to $5.4 billion versus 2007. The overall increase in net sales was due to the acquisitions of K2 and Pure Fishing, which are in the process of being integrated primarily into the Outdoor Solutions segment. Net sales in the Outdoor Solutions segment increased $782 million, driven by the inclusion of the acquired K2 and Pure Fishing businesses. Net sales in the legacy Coleman business increased slightly primarily due to an expanded lighting program, the launch of new tailgating related products, hurricane related volumes, favorable foreign currency translation and price increases, offset by declines in domestic and international sales resulting from overall economic weakness. Net sales in the Consumer Solutions segment declined $56.3 million or 3.0%, primarily due to weakness in domestic sales in most product categories, primarily as a result of overall economic weakness at retail, partially offset by increased demand and improved pricing internationally (primarily Latin America). Net sales in the Branded Consumables segment were essentially flat on a year-over-year basis, primarily due to improved sales of Ball® and Kerr® fresh preserving products, offset by overall weakness at retail, primarily at domestic home improvement retailers. The Process Solutions segment declined 1.4% on a year-over-year basis, primarily due to a reduction in the pass through pricing of zinc, primarily due to a 41% decline in the average price of zinc during 2008 versus 2007, partially offset by the inclusion of the K2 monofilament business.

Cost of sales increased $363 million to $3.9 billion for 2008 versus the same period in the prior year, primarily due to the acquisitions of K2 and Pure Fishing, partially offset by the inclusion of a $119 million adjustment in 2007 related to the purchase accounting entry for the elimination of manufacturer's profit in inventory related to the K2 and Pure Fishing acquisitions. The fair value of the inventory acquired was valued at the sales price of the finished inventory, less costs to complete and a reasonable profit allowance for selling effort. Cost of sales as a percentage of net sales for 2008 and 2007 was 72.1% and 75.5%, respectively (72.9% for 2007 excluding the charge for the elimination of manufacturer's profit in inventory). The improvement is primarily due to the elimination of the manufacturer's profit in inventory in 2007, higher margins from acquired businesses, price increases and benefits from prior continuous improvement and integration programs, partially offset by rising commodity and transportation costs.

Selling, general and administrative expenses increased $153 million to $1.0 billion for 2008 versus the same period in the prior year. The increase was primarily due to the acquisitions of K2 and Pure Fishing, partially offset by an incremental decrease in stock-based compensation expense in 2008 and an incremental decrease in pension and postretirement expense in 2008, primarily the result of the curtailment and settlement of certain of the plans. At December 31, 2008, substantially all the domestic pension and postretirement plans are frozen to new entrants and to future benefit accruals.

Reorganization and acquisition-related integration costs, net, increased $10.2 million to $59.8 million in 2008 versus the same period in the prior year. The majority of these charges relate to ongoing integration-related activities in the Outdoor Solutions segment principally as a result of the K2 and Pure Fishing acquisitions. During 2008, the Company also recorded reorganization and acquisition-related integration costs within the Branded Consumables and Process Solutions segments that primarily relate to the consolidation of manufacturing facilities and headcount reductions. Additionally, for 2008, the Company recorded reorganization and acquisition-related integration costs that are primarily due to severance and the integration of certain corporate functions related to the Acquisition. The 2007 reorganization and acquisition-related integration costs related primarily to the Consumer Solutions segment; there were no such costs in 2008 as this reorganization has been completed.

In the fourth quarter of 2008, the Company's annual impairment test resulted in a non-cash charge of $283 million to reflect impairment of goodwill and intangible assets. Of this charge, $172 million related to the impairment of goodwill in the Company's Branded Consumables and Outdoor Solutions segments. In the Branded Consumables segment the impairment charge was recorded within the Firelog, Lehigh and United States Playing Cards reporting units. In the Outdoor Solutions segment the impairment charge was recorded within the Apparel and Footwear reporting unit. The impairment for these reporting units was due to a decrease in the fair value of forecasted cash flows, reflecting the continued deterioration of macroeconomic conditions, which accelerated and became apparent during the fourth quarter of 2008 (hereafter referred to as "continued deterioration of macroeconomic conditions").

The Company's annual impairment test resulted in a non-cash charge of $111 million to reflect impairment of intangible assets related to certain of the Company's tradenames. The impairment charge was allocated to the Company's reporting segments as follows:

(In millions)	Year Ended December 31, 2008
Impairment of intangibles	
Outdoor Solutions	$ 11.7
Consumer Solutions	76.3
Branded Consumables	22.9
	$ 110.9

In the Outdoor Solutions segment the impairment charge recorded relates primarily to certain tradenames within this segment's snow sports and paintball businesses. The impairment within the Outdoor Solutions segment was due to an overall decline in the paintball market, as well as a decrease in the fair value of forecasted cash flows, resulting from the impact that the continued deterioration of macroeconomic conditions has on such cash flows. In the Consumer Solutions segment the impairment charge recorded relates to certain tradenames within this segment's small kitchen and household appliance businesses. The impairment within the Consumer Solutions segment is primarily due to: the Company's decision to strategically realign certain brand names; increased competition in certain markets; and the impact of continued deterioration of macroeconomic conditions. In the Branded Consumables segment the impairment charge recorded relates to certain tradenames associated with this segment's Firelog, Lehigh and United States Playing Cards businesses. The impairment within the Branded Consumables segment was due to a decrease in the fair value of forecasted cash flows, resulting from the impact that the continued deterioration of macroeconomic conditions has on such cash flows.

Net interest expense increased by $29.0 million for 2008 versus 2007. This increase was principally due to higher levels of outstanding debt versus the prior year as a results of the acquisitions of K2 and Pure Fishing. The weighted average interest rate for 2008 decreased to 6.4% from 7.0% in 2007.

The Company's effective tax rate for the years ended December 31, 2008 and 2007 was (80.7%) and 57.7%, respectively. The difference from the statutory tax rate to the effective rate for 2008 results principally from the tax charge related to the impairment of goodwill ($33.4 million) and from U.S. tax expense ($8.0 million) recognized on undistributed foreign income. The 2007 increase from the statutory tax rate to the reported rate results principally from the settlement of 2003 and 2004 Internal Revenue Service Audits ($4.7 million), the tax effect of non-deductible compensation expense ($4.4 million), and the tax effect of foreign earnings that will not be permanently reinvested. The Company believes that its long-term tax rate will be approximately 36.0%.

Net income (loss) in 2008 decreased $87.0 million to a net loss of $58.9 million, versus 2007. For the 2008 and 2007 diluted earnings (loss) per share were ($0.78) and $0.38, respectively. The decrease in net income (loss) was primarily due to the charge recorded in 2008 for the impairment of goodwill and intangibles of $283 million, offset by incremental earnings resulting from volume increases and margin expansion due to acquisitions and the charge recorded during 2007 related to the purchase accounting adjustment for the elimination of manufacturer's profit in inventory related to the K2 and Pure Fishing acquisitions ($119 million).

Results of Operations—Comparing 2007 to 2006

	Net Sales	
	Years Ended December 31,	
(In millions)	2007	2006
Outdoor Solutions	$ 1,698.6	$ 901.0
Consumer Solutions	1,869.2	1,892.2
Branded Consumables	806.2	812.0
Process Solutions	353.6	309.4
Intercompany eliminations	(67.5)	(68.3)
	$ 4,660.1	$ 3,846.3

Net sales in 2007 increased $814 million, or 21%, to $4.7 billion versus 2006. The overall increase in net sales was due to the acquisitions of K2 and Pure Fishing (combined revenue $863 million). Net sales in the Outdoor Solutions segment increased $798 million as a result of the K2 and Pure Fishing acquisitions, offset by decreases in the domestic Coleman business, primarily due to inventory reduction

initiatives at certain mass retailers. Net sales in the Consumer Solutions segment decreased $23.0 million or 1.2%, which was primarily due to weakness in domestic sales, partially offset by increased demand and improved pricing internationally. Net sales in the Branded Consumables segment decreased slightly, which is mainly due to decreased category demand, primarily at domestic home improvement retailers and poker-related sales. The Process Solutions segment grew 14.3% on a year over year basis, primarily due to the inclusion of the K2 monofilament business and the impact of cost increases in zinc compared to 2006.

Cost of sales increased $613 million to $3.5 billion for 2007 versus 2006, primarily due to the increase in sales volume from acquisitions and the inclusion of a $119 million charge related to the purchase accounting adjustment for the elimination of manufacturer's profit in inventory related to the K2 and Pure Fishing acquisitions (versus $10.4 million in 2006). The fair value of the inventory acquired was valued at the sales price of the finished inventory, less costs to complete and a reasonable profit allowance for selling effort. Cost of sales as a percentage of net sales for both 2007 and 2006 was 75.5% (72.9% and 75.2%, respectively excluding the charges for the elimination of manufacturer's profit in inventory). The improved margins are primarily due to acquired businesses favorable product mix, price increases, the benefit of integration related activities and improved operating efficiencies, partially offset by raw material price increases.

Selling, general and administrative expenses increased $256 million to $861 million for 2007 versus 2006. The increase was primarily due to acquisitions of K2 and Pure Fishing ($199 million), incremental stock based compensation expense ($41.0 million) and increased advertising, marketing and product development costs, as well as the benefits from prior year reorganization and integration initiatives.

Reorganization and acquisition-related integration costs, net, increased $12.8 million to $49.6 million for 2007 versus the same period in the prior year primarily due to the K2 and Pure Fishing acquisitions and lease exit costs. These charges primarily relate to the ongoing integration-related activities across all segments as the Company rationalizes its manufacturing and administrative platforms principally as a result of acquisitions in both current and prior years.

Net interest expense increased by $37.1 million for 2007 versus 2006. This increase was principally due to higher levels of outstanding debt versus the same prior year period, partially offset by a $3.7 million increase in interest income primarily generated from our cash on hand as a result of the February 2007 debt refinancing (discussed hereafter in the "Capital Resources" section). The weighted average interest rate for 2007 decreased to 7.0% from 7.3% in 2006.

The Company's effective tax rate for the years ended December 31, 2007 and 2006 was 57.7% and 43.6%, respectively. The 2007 increase from the statutory tax rate to the reported rate results principally from the settlement of 2003 and 2004 IRS Audits ($4.7 million), the tax effect of non-deductible compensation expense ($4.4 million), and the tax effect of foreign earnings that will not be permanently reinvested. In 2006, these increases from the statutory tax rate relate primarily to the $13.6 million tax charge recorded in 2006 in association with the internal legal reorganization of the domestic Consumer Solution businesses.

Net income for 2007 decreased $77.9 million to $28.1 million versus 2006. For 2007, diluted earnings per share were $0.38 versus diluted earnings per share of $1.59 for 2006. The change in net income is primarily due to the following charges recorded during 2007: incremental purchase accounting adjustments for the elimination of manufacturer's profit in inventory ($109 million); incremental stock based compensation expense ($41.0 million) resulting primarily from the acceleration of certain awards; incremental reorganization and acquisition-related integration costs ($12.8 million), increase in interest expense ($37.1 million) and a $15.7 million loss on the early extinguishment of debt, partially offset by 2007 incremental earnings resulting from volume increases and margin expansion due to both acquisitions and improved gross margins, combined with the $13.6 million tax charge recorded during 2006.

Financial Condition, Liquidity and Capital Resources

LIQUIDITY

The Company believes that its cash and cash equivalents, cash generated from operations and the availability under the senior credit facility and the credit facilities of certain foreign subsidiaries as of December 31, 2008, provide sufficient liquidity to support working capital requirements, planned capital expenditures, completion of current and future reorganization and acquisition-related integration programs, pension plan contribution requirements and debt obligations for the foreseeable future.

Net cash provided by operating activities was $250 million and $305 million for 2008 and 2007, respectively. The favorable impact from higher cash operating income, were more than offset by unfavorable working capital movements primarily related to inventory, which is the result of higher inventory levels due to retailers managing their inventory to historically low levels due to the macroeconomic conditions; and lower than expected sales.

Net cash provided by financing activities for 2008 and 2007 was $104.6 million and $681 million, respectively. The change is primarily due to the issuance of long-term debt during 2007 ($1.4 billion), partially offset by long-term debt payments ($793 million) in 2007, an incremental decrease in net short-term debt borrowings in 2008 ($84.7 million); and an incremental decrease in debt issue costs in 2008 ($33.7 million).

Net cash used in investing activities was $175.5 million versus $973 million for 2008 and 2007, respectively. Cash used for the acquisition of businesses for 2007 decreased approximately $867 million from 2007 due to the acquisitions of K2 and Pure Fishing. For 2008, capital expenditures were $102 million versus $81.2 million for 2007. The Company has historically maintained capital expenditures at less than 2% of net sales and expects that capital expenditures for 2009 will be below this threshold.

CAPITAL RESOURCES

At December 31, 2008 and 2007, the Company had cash and cash equivalents of $393 million and $221 million, respectively. At December 31, 2008, there was $130 million outstanding under the revolving credit portion of the Company's senior credit facility (the "Facility"). At December 31, 2008, net availability under the Facility was approximately $71 million, after deducting approximately $24 million of outstanding letters of credit. The Company is required to pay commitment fees on the unused balance of the revolving credit facility. At December 31, 2008, the annual commitment fee on unused balances was 0.375%. During May 2008, the Company borrowed an additional $25 million from an existing term loan under the Facility. This term loan matures in 2012 and bears interest at LIBOR plus 250 basis points.

Subsequent to December 31, 2008, the Company entered into an amendment to the Facility whereby a successor administrative agent was appointed and a certain revolving lender's commitment in the revolving credit facility was released and availability under the Facility was reduced accordingly. Additionally, the Company voluntarily decreased the commitments under the revolving credit facility by $20 million bringing the total amount available to $185 million. This reduction was applied on a pro rata basis among the existing revolving lenders.

The Company has maintained a $250 million receivables purchase agreement (the "Securitization Facility") since 2006, which is subject to annual renewal by both parties, bears interest at a margin over the commercial paper rate and is accounted for as a borrowing. Under the Securitization Facility, substantially all of the Company's Outdoor Solutions, Consumer Solutions and Branded Consumables domestic accounts receivable are sold to a special purpose entity, Jarden Receivables, LLC ("JRLLC"), which is a wholly-owned consolidated subsidiary of the Company. JRLLC funds these purchases with borrowings under a loan agreement, secured by the accounts receivable. There is no recourse to the Company for the unpaid portion of any loans under this loan agreement. The Securitization Facility will be drawn upon and repaid as needed to fund general corporate purposes. At December 31, 2008, the Company's Securitization Facility was fully utilized with outstanding borrowings totaling $250 million. In July 2008, the Company entered into an amendment to the Securitization Facility that extended it for another year until July 2009. Following the renewal, the borrowing rate margin is 150 basis points and the unused line fee is 0.50% per annum. The Securitization Facility is reflected as a short-term borrowing on the Company's balance sheet because of its annual term. The Company currently intends to seek renewal of this Securitization Facility as it did in 2008; however, should it not be renewed, the Company will seek alternative financing.

Certain foreign subsidiaries of the Company maintain working capital lines of credits with their respective local financial institutions for use in operating activities. At December 31, 2008, the aggregate amount available under these lines of credit totaled approximately $117 million.

In connection with the Acquisition, the Company incurred approximately $891 million of additional debt from the Facility and the Securitization Facility and increased its revolving loan commitment by $25 million to a total of $225 million. The additional debt is primarily comprised of the following: an incremental term loan (Term Loan B3) of $700 million with payments due through 2012 and bears interest at LIBOR plus 250 basis points; and $185 million under the Securitization Facility.

The aggregate consideration to the K2 shareholders was approximately $701 million and was comprised of a cash payment of approximately $517 million and the issuance of approximately 5.3 million common shares of the Company with a fair value of approximately $184 million. Additionally, the Company assumed and repaid certain of K2's debt, including accrued interest and make-whole premiums for approximately $341 million.

During February 2007, the Company completed a registered public offering for $650 million aggregate principal amount of 7 1/2% Senior Subordinated Notes due 2017 (the "Senior Notes") and received net proceeds of approximately $637 million. Of these proceeds, approximately $195 million was used to purchase the entire principal amount outstanding of the Company's 9 3/4% Senior Subordinated Notes due 2012 (the "Senior Subordinated Notes") plus the tender premium and accrued interest. As a result of the purchase of Senior Subordinated Notes, the Company recorded a $15.3 million loss on the extinguishment of debt for the year ended December 31, 2007. This loss is primarily comprised of a $10.1 million tender premium, a loss of $4.5 million related to the termination of $105 million notional amount of interest rate swaps that were designated as fair value hedges against the Senior Subordinated Notes, the write off of $3.7 million of deferred debt issuance costs, and the recognition of $3.7 million of deferred gains that resulted from previously terminated interest rate swaps.

In connection with the aforementioned Pure Fishing acquisition completed on April 6, 2007, the Company issued a $100 million five-year subordinated note (the "Note") with a 2% coupon and a warrant exercisable into approximately 2.2 million shares of Jarden common stock with an initial exercise price of $45.32 per share (subject to certain adjustments contained therein). The Note is not prepayable at the Company's option. The holder of the Note has the option to require redemption of the Note if after one year from issuance the closing price of Jarden's common stock exceeds $45.32 per share for a period of three consecutive trading days.

The Company was not in default of any of its debt covenants (see Note 9 to the consolidated financial statements) as of December 31, 2008.

The Company maintains cash balances which at times may be significant, at various international subsidiaries. At December 31, 2008, approximately $44 million of this may be subject to certain availability restrictions. The Company does not believe that such restrictions will materially affect the Company's liquidity, nor does the Company rely on these cash balances to fund operations outside of the country where the cash was generated.

In November 2007, the Company's Board of Directors authorized a new stock repurchase program that would allow the Company to repurchase up to $100 million of its common stock. The Company repurchased approximately 1.5 million and 1.1 million shares of its common stock in 2008 and 2007, respectively, under this plan at an average price per share of $15.12 and $26.58, respectively.

Contractual Obligations and Commercial Commitments

The following table includes aggregate information about the Company's contractual obligations as of December 31, 2008 and the periods in which payments are due. Certain of these amounts are not required to be included in its Consolidated Balance Sheets:

		Year(s)			
(In millions)	Total	1	2–3	4–5	After 5
Long-term debt *(1)*	$ 2,872.2	$ 431.4	$ 1,268.6	$ 514.2	$ 658.0
Operating leases	329.1	54.4	88.9	64.9	120.9
Unconditional purchase obligations	57.0	45.2	9.4	2.4	—
Other current and non-current obligations	44.1	38.2	1.7	1.3	2.9
Total	$ 3,302.4	$ 569.2	$ 1,368.6	$ 582.8	$ 781.8

(1) For further information regarding the Company's debt and interest rate structure, refer to Note 9 – "Debt" and Note 10 "Derivative Financial Instruments and Fair Value Measurements" to the consolidated financial statements. These amounts reflect scheduled principal payments only.

The table above does not reflect tax reserves and accrued interest thereon of $64.4 million and $8.6 million, respectively, as the Company cannot reasonably predict the timing of the settlement of the related tax positions beyond 2009. See Note 12 "Taxes on Income" to the consolidated financial statements for additional information on the Company's unrecognized tax benefits at December 31, 2008.

Commercial commitments are items that the Company could be obligated to pay in the future and are not included in the above table. As of December 31, 2008, the Company had approximately $24 million in standby and commercial letters of credit, all of which expire in 2009.

Certain of these amounts are not required to be included in the Company's Consolidated Balance Sheets.

Risk Management

From time to time the Company may elect to enter into derivative transactions to hedge its exposures to interest rate and foreign currency fluctuations. The Company does not enter into derivative transactions for speculative purposes.

The Company actively manages its fixed and floating rate debt mix using interest rate swaps. The Company will enter into fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used to convert the fixed rates of long-term debt into short-term variable rates to take advantage of current market conditions. Fixed rate swaps are used to reduce the Company's risk of the possibility of increased interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

During September 2008, the Company terminated $54 million notional amount of forward foreign currency contracts as the counterparty defaulted on these contracts upon filing for bankruptcy protection. These contracts had previously been designated as cash flow hedges of forecasted inventory purchases and sales. Gains or losses on these contracts were deferred as a component of accumulated other comprehensive income. At termination the fair market value of these contracts was a net asset of $2.7 million. The Company had provided a reserve for the entire net asset amount of these contracts, which resulted in the elimination of the amount of previously deferred net gains included in accumulated other comprehensive income. As part of the settlement with this counterparty subsequent to December 31, 2008, the entire net asset amount of these contracts was written off against the reserve in January 2009.

Cash Flow Hedges

At December 31, 2008, the Company had approximately $1.1 billion of notional amount outstanding in swap agreements that exchange variable interest rates (LIBOR) for fixed interest rates over the terms of the agreements and are designated as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments. The effective portion of the after tax fair value gains or losses on these swaps is included as a component of accumulated other comprehensive income. The fair market value of these swaps was a liability of $29.2 million at December 31, 2008.

At December 31, 2008, the Company had outstanding a $40 million notional amount swap agreement that exchanges a variable interest rate (LIBOR) for fixed rate of interest over the term of the agreement that is not designated as an effective hedge for accounting purposes and the fair market value gains or losses are included in the results of operations. This swap matures June 30, 2010 and has a fixed rate of interest of 4.79%. The fair market value of this swap was a liability of $2.1 million at December 31, 2008.

Fair Value Hedges

The Company uses cross-currency swaps to hedge foreign currency risk on certain U.S. dollar-based debt of foreign subsidiaries. At December 31, 2008, the Company had a $27.6 million notional amount cross-currency swap outstanding that exchanges Canadian dollars for U.S. dollars. This swap exchanges the variable interest rate bases of the U.S. dollar balance (3-month U.S. LIBOR plus a spread of 175 basis points) and the equivalent Canadian dollar balance (3-month CAD BA plus a spread of 192 basis points). This swap is designated as fair value hedge on a U.S dollar based term loan of a Canadian subsidiary. The fair market value of this cross-currency swap at December 31, 2008, was an asset of $0.8 million, with a corresponding offset to long-term debt.

Forward Foreign Currency Contracts

The Company uses forward foreign currency contracts ("foreign currency contracts") to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives is deferred as a component of accumulated other comprehensive income and is recognized in earnings at the same time that the hedged item affects earnings and is included in the same caption in the statement of operations as the underlying hedged item. At December 31, 2008, the Company had approximately $274 million notional amount of foreign currency contracts outstanding that are designated as cash flow hedges of forecasted inventory purchases and sales. At December 31, 2008, the fair market value of these contracts was a net asset of $11.4 million.

At December 31, 2008, the Company had outstanding approximately $151 million notional amount of foreign currency contracts that are not designated as effective hedges for accounting purposes and have maturity dates through 2010. Fair market value gains or losses are included in the results of operations. The fair market value of these foreign currency contracts was a net liability of $0.6 million at December 31, 2008.

Commodity Contracts

During 2008, the Company initiated a risk management plan whereby, from time to time the Company enters into commodity-based derivatives in order to mitigate the impact that the rising price of these commodities has on the cost of certain of the Company's raw materials. These derivatives provide the Company with maximum cost certainty, and in certain instances allow the Company to benefit should the cost of the commodity fall below certain dollar levels. These derivatives are not designated as effective hedges for accounting purposes. Fair market value gains or losses are included in the results of operations and as of December 31, 2008 their aggregate fair market value was a liability of $6.3 million.

Significant Accounting Policies and Critical Estimates

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The following list of critical accounting policies is not intended to be a comprehensive list of all its accounting policies. The Company's significant accounting policies are more fully described in Note 1—Business and Significant Accounting Policies to Item 8.—Financial Statements and Supplementary Data. The following represents a summary of its critical accounting policies, defined as those policies that the Company believes are the most important to the portrayal of its financial condition and results of operations, and/or require management's significant judgments and estimates.

Revenue recognition and allowance for product returns

The Company recognizes revenues at the time of product shipment or delivery, depending upon when title passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Revenue is recognized as the net amount estimated to be received after deducting estimated amounts for product returns, discounts and allowances. The Company estimates future product returns based upon historical return rates and its reasonable judgment.

Allowance for accounts receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. That estimate is based on historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. If the financial condition of its customers were to deteriorate or its judgment regarding their financial condition was to change negatively, additional allowances may be required resulting in a charge to income in

the period such determination was made. Conversely, if the financial condition of its customers were to improve or its judgment regarding their financial condition was to change positively, a reduction in the allowances may be required resulting in an increase in income in the period such determination was made.

Allowance for inventory obsolescence

The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required resulting in a charge to income in the period such determination was made. Conversely, if actual market conditions are more favorable than those projected, a reduction in the write down may be required resulting in an increase in income in the period such determination was made.

Income taxes

The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Additionally, the Company recognizes tax benefits for certain tax positions based upon judgments as to whether it is more likely than not that a tax position will be sustained upon examination. The measurement of tax positions that meet the more-likely-than-not recognition threshold are based in part on estimates and assumptions as to be the probability of an outcome, along with estimated amounts to be realized upon any settlement. While the Company believes the resulting tax balances at December 31, 2008 and 2007 are fairly stated based upon these estimates, the ultimate resolution of these tax positions could result in favorable or unfavorable adjustments to its consolidated financial statements and such adjustments could be material. See Note 12 to the consolidated financial statements for further information regarding taxes.

Goodwill and Indefinite-Lived Intangibles

The application of the purchase method of accounting for business combinations requires the use of significant estimates and assumptions in determining the fair value of assets acquired and liabilities assumed in order to properly allocate the purchase price. The estimates of the fair value of the assets acquired and liabilities assumed are based upon assumptions believed to be reasonable using established valuation techniques that consider a number of factors and when appropriate, valuations performed by independent third party appraisers.

As a result of acquisitions in prior years, the Company has significant intangible assets on its balance sheet that include goodwill and indefinite-lived intangibles (primarily trademarks and tradenames). The Company's goodwill and indefinite lived intangibles are tested and reviewed for impairment annually (during the fourth quarter, which coincides with the strategic planning process), or more frequently if facts and circumstances warrant using various valuation methods, such as the discounted cash flows and market multiple methods. Goodwill impairment testing requires significant use of judgement and assumptions including the identification of reporting units; the assignment of assets and liabilities to reporting units; and the estimation of future cash flows, business growth rates, terminal values and discount rates. The testing of unamortizable intangibles under established guidelines for impairment also requires significant use of judgment and assumptions (such as cash flow projections, terminal values and discount rates). Changes in forecasted operations and other assumptions could materially affect the estimated fair values. Changes in business conditions could potentially require adjustments to these asset valuations. As previously discussed, in the fourth quarter of 2008, the Company's annual impairment test resulted in a non-cash charge to goodwill of $172 million and a non-cash charge to indefinite-lived intangibles (tradenames) of $111 million. With the Company's common stock trading below historical valuation metrics in the fourth quarter, management analyzed the fair value of the reporting units as compared to the Company's market capitalization. In management's judgment, a significant portion of the recent decline in the Company's stock price is related to the deterioration of macroeconomic conditions and is not reflective of the underlying cash flows of the reporting units. The Company will continue to monitor its reporting units for any triggering events or other signs of impairment.

While some of the Company's businesses that were not impaired as a result of the annual impairment testing experienced a revenue decline and decreased profitability in 2008, the Company believes that its long-term growth strategy supports its fair value conclusions. For both goodwill and indefinite-lived intangible assets, the recoverability of these amounts is dependent upon achievement of the Company's projections and the execution of key initiatives related to revenue growth and improved profitability. However, changes in business conditions and assumptions could potentially require future adjustments to these asset valuations.

Other Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including property, plant and equipment and amortizable intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators that could trigger an impairment review include significant underperformance relative to historical or projected future operating

results, significant changes in the manner of use of the assets or the strategy for the overall business, significant decrease in the market value of the assets and significant negative industry or economic trends. When the Company determines that the carrying amount of long-lived assets may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from disposal. If the carrying amount exceeds the sum of the undiscounted future cash flows, the Company discounts the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset group.

Pension and postretirement plans

The Company records annual amounts relating to its pension and postretirement plans based on calculations, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications is generally deferred and amortized over future periods. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience, market conditions and input from its actuaries and investment advisors. The pension and postretirement obligations are measured as of December 31 for 2008 (the "2008 measurement date"). The pension and postretirement obligations are measured as of September 30 and December 31 for 2007. The pension and postretirement obligations for 2007 measured at December 31 are the obligations resulting from the acquisitions of K2 and Pure Fishing.

The Company employs a total return investment approach for its pension and postretirement benefit plans whereby a mix of equities and fixed income investments are used to maximize the long-term return of pension and postretirement plan assets. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolios contain a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across geography and market capitalization through investments in U.S. large-capitalization stocks, U.S. small-capitalization stocks and international securities. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The expected long-term rate of return for plan assets is based upon many factors including expected asset allocations, historical asset returns, current and expected future market conditions, risk and active management premiums. The prospective target asset allocation percentage for both the pension and postretirement plans is approximately 55% – 65% for equity securities, approximately 25% – 40% for bonds and approximately 0%-20% for other securities. However, in reaction to the adverse market conditions in 2008 and in an effort to preserve asset values, the Company has temporarily under-weighted its equity investments. At December 31, 2008 the plan assets were allocated as follows; Equities: 42%—Other Investments: 58%. The Company believes that this current actual asset allocation is not indicative of the desired long-term target allocation and that it will begin re-allocating sometime during 2009 to achieve the long-term target asset allocation.

For 2008 actual returns on plan assets for the Company's U.S. pension plans are below the expected long-term rate of return due to the current adverse conditions in the global securities markets. Continued actual returns below the expected rate may impact the amount and timing of future required contributions to these plans. The actual amount of future contribution will depend, in part, on long-term actual return on assets and future discount rates. Pension contributions for 2009 are estimated to be approximately $25 million, compared to $18.3 million in 2008.

The weighted average expected return on plan assets assumption at the 2008 measurement date was approximately 8.0% for the Company's pension plans. The weighted average discount rate at the 2008 measurement date used to measure the pension and postretirement benefit obligations was 6.13% and 6.25%, respectively. A one percentage point decrease in the discount rate at the 2008 measurement dates would increase the pension plans' projected benefit obligation by approximately $37 million.

The health care cost trend rates used in valuing the Company's postretirement benefit obligation are established based upon actual health care cost trends and consultation with actuaries and benefit providers. At the 2008 measurement date, the current weighted average healthcare trend rate assumption was 7.25% for pre-age 65 and 7.75% for post-age 65. The current trend rate gradually decreases to an ultimate trend rate of 4.5%.

A one percentage point increase in the assumed health care cost trend rates would have the following effects:

(In millions)	
Postretirement benefit obligation	$ 0.1
Service and interest cost components of postretirement benefit cost	0.1

A one percentage point decrease in the assumed health care cost trend rates would have the following effects:

(In millions)	
Postretirement benefit obligation	$ (0.1)
Service and interest cost components of postretirement benefit cost	(0.1)

Product liability

As a consumer goods manufacturer and distributor, the Company faces the risk of product liability and related damages for substantial money damages, product recall actions and higher than anticipated rates of warranty returns or other returns of goods. Each year the Company sets its product liability insurance program, which is an occurrence-based program based on current and historical claims experience and the availability and cost of related insurance.

Product liabilities are based on estimates (which include actuarial determinations made by an independent actuarial consultant as to liability exposure, taking into account prior experience, number of claims and other relevant factors); thus, the Company's ultimate liability may exceed or be less than the amounts accrued. The methods of making such estimates and establishing the resulting liability are reviewed on a regular basis and any adjustments resulting therefrom are reflected in current operating results.

Stock-Based Compensation

The fair value of stock options is determined using the Black-Scholes option-pricing. The fair value of the market-based restricted stock awards is determined using a Monte Carlo simulation embedded in a lattice model, and for all other restricted stock awards are based on the closing price of the Company's common stock on the date of grant. The determination of the fair value of the Company's stock option awards and restricted stock awards is based on a variety of factors including, but not limited to, the Company's common stock price, expected stock price volatility over the expected life of awards, and actual and projected exercise behavior. Additionally, the Company estimates forfeiture for options and restricted stock awards at the grant date of the award based on historical experience and are adjusted as necessary if actual forfeitures differ from these estimates. Certain performance awards require management's judgement as to whether performance targets will be achieved.

Product Warranty Costs

The Company recognizes warranty costs based on an estimate of amounts required to meet future warranty obligations arising as part of the sale of its products. In accordance with SFAS No. 5 "Accounting for Contingencies," the Company accrues an estimated liability at the time of a product sale based on historical claim rates applied to current period sales, as well as any information applicable to current product sales that may indicate a deviation from such historical claim rate trends.

Contingencies

The Company is involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, the Company or various of its subsidiaries have been identified by the United States Environmental Protection Agency or a state environmental agency as a Potentially Responsible Party pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company or its subsidiaries are currently involved in will have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of the Company. It is possible, that as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

New and Pending Accounting Pronouncements

During 2008, 2007 and 2006, the Company adopted various accounting standards. A description of these standards and their effect on the consolidated financial statements are described in Note 2 to the consolidated financial statements.

Pending standards and their estimated effect on the Company's consolidated financial statements are described in Note 1 to the consolidated financial statements.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company may from time to time make written or oral statements that are "forward-looking," including statements contained in this report and other filings with the Securities and Exchange Commission and in reports to its shareholders. Such forward-looking statements include the Company's repurchase of shares of common stock from time to time under the Company's repurchase program, the outlook for Jarden's markets and the demand for its products, earnings per share, estimated sales, segment earnings, the renewability of our

credit facilities, cash flows from operations, future revenues and margin requirement and expansion, organic growth, the amount of reorganization charges, the success of new product introductions, growth or savings in costs and expenses and the impact of acquisitions, divestitures, restructurings, securities offerings and other unusual items, including Jarden's ability to successfully integrate and obtain the anticipated results and synergies from its acquisitions. These statements are made on the basis of management's views and assumptions as of the time the statements are made and the Company undertakes no obligation to update these statements. There can be no assurance, however, that its expectations will necessarily come to pass. Significant factors affecting these expectations are set forth under Item 1A—Risk Factors of this Annual Report on Form 10-K.

Quantitative and Qualitative Disclosures About Market Risk

In general, business enterprises can be exposed to market risks including fluctuations in interest rates, foreign currency exchange rates and certain commodity prices, and that can affect the cost of operating, investing and financing under those conditions. The Company believes it has moderate exposure to these risks. The Company assesses market risk based on changes in interest rates, foreign currency rates and commodity prices utilizing a sensitivity analysis that measures the potential loss in earnings, fair values and cash flows based on a hypothetical 10% change in these rates and prices. At December 31, 2008, the interest rate on approximately 67% of the Company's debt was fixed by either the nature of the obligation or through interest rate swap contracts.

The Company is exposed to interest rate risk on its variable rate debt and price risk on its fixed rate debt. As such, the Company monitors the interest rate environment and uses interest rate swap agreements to manage its interest rate risk and price risk by balancing its exposure to fixed and variable interest rates while attempting to minimize interest costs. As of December 31, 2008, approximately $0.9 billion of Company's debt is comprised of variable-rate debt. The remainder of the debt carries a fixed rate either by nature or through the use of interest rate swaps. A hypothetical 10% change in these interest rates would change interest expense by approximately $4.1 million and the fair values of fixed rate debt by approximately $38 million.

While the Company transacts business predominantly in U.S. dollars and most of its revenues are collected in U.S. dollars, a substantial portion of the Company's operating costs are denominated in other currencies, such as the British pound, Canadian dollar, Chinese renminbi, European euro, Japanese yen, Mexican peso, and Venezuelan bolivar. Changes in the relation of these and other currencies to the U.S. dollar will affect Company's sales and profitability and could result in exchange losses. For 2008, approximately 40% of the Company's sales were denominated in foreign currencies, the most significant of which were: Euro dollars—approximately 12% and Canadian dollars—approximately 6%. The primary purpose of the Company's foreign currency hedging activities is to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases sales. A hypothetical 10% change in foreign currency rates would not have a material effect on foreign currency gains and losses related to the foreign currency derivatives or the fair value of the Company's foreign currency derivatives.

The Company is exposed to the price risk that the rising cost of commodities has on certain of its raw materials. As such, the Company monitors the commodities markets and from time to time the Company enters into commodity-based derivatives in order to mitigate the impact that the rising price of these commodities has on the cost of certain of these Company's raw materials. A hypothetical 10% change in the commodity prices underlying the derivatives would not have a material effect on the fair value commodity derivatives and the related gains and losses included in the Company's results of operations.

The Company is exposed to credit loss in the event of non-performance by the counterparties to its derivative financial instruments, all of which are highly rated institutions; however, the Company does not anticipate non-performance by such counterparties.

The Company does not enter into derivative financial instruments for trading purposes.

Market for Registrant's Common Equity Security

Market for Registrant's Common Equity

Jarden Corporation's (the "Company" or "Jarden") common stock is traded on the New York Stock Exchange under the symbol "JAH." As of February 13, 2009, there were approximately 3,600 registered holders of record of the Company's common stock, par value $0.01 per share. On February 17, 2009, the last recorded sales price of the Company's common stock was $10.95. Jarden currently does not and does not intend to pay cash dividends on its common stock in the foreseeable future, and each of Jarden's senior credit facilities and the indenture governing its senior subordinated notes contain certain restrictions that limit Jarden's ability to pay dividends. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations"). Cash generated from operations will be used for general corporate purposes, which may include acquisitions, supporting organic growth, paying down debt and share repurchases.

Market for Registrant's Common Equity

Jarden Corporation Annual Report 2008

The table below sets forth the intraday high and low sales prices of the Company's common stock as reported on the New York Stock Exchange for the periods indicated:

	Quarter			
	First	Second	Third	Fourth
2008				
High	$ 26.65	$ 24.11	$ 27.93	$ 23.87
Low	$ 19.31	$ 17.48	$ 16.88	$ 7.20
2007				
High	$ 39.04	$ 45.09	$ 44.20	$ 35.95
Low	$ 33.84	$ 37.77	$ 28.87	$ 22.96

On June 9, 2005, Jarden's Board of Directors declared a 3-for-2 stock split in the form of a stock dividend of one additional share of common stock for every two shares of common stock, payable on July 11, 2005 to shareholders of record as of the close of business on June 20, 2005. All references in this Annual Report on Form 10-K to the number of shares outstanding, per share amounts, issued shares, sale price of Jarden's common stock, restricted stock and stock option data of Jarden's common shares have been restated to reflect the effect of the stock split for all periods presented.

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The graph below compares total stockholder return on the Company's common stock from December 31, 2003 through December 31, 2008 with the cumulative total return of (a) the Standard and Poor's 500 Stock Index and (b) the S&P Midcap 400 Index assuming a $100 investment made on December 31, 2003. Each of the three measures of cumulative total return assumes reinvestment of dividends, if applicable. The stock performance shown on the graphs below are based on historical data and are not indicative of, or intended to forecast, possible future performance of the Company's common stock.



INDEX PRICE (Base Year = 100.00)	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
Jarden Corporation	100.0	158.9	165.4	190.8	129.5	63.1
S&P Midcap 400 Index	100.0	115.2	128.1	139.6	149.0	93.4
S&P 500 Index	100.0	109.0	112.3	127.6	132.1	81.2

Management's Report

Jarden Corporation Annual Report 2008

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*.

Based on our assessment and the above criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by the Company's independent auditor, PricewaterhouseCoopers LLP, an independent registered public accounting firm and issued their audit report expressing an unqualified opinion on the Company's internal control over financial reporting, as stated in their report which is included elsewhere herein.

Report of Independent Registered Public Accounting Firm

Jarden Corporation Annual Report 2008

To the Board of Directors and Stockholders of Jarden Corporation

In our opinion, the accompanying consolidated balance sheet and related consolidated statements of income, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Jarden Corporation and its subsidiaries at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



New York, New York

February 23, 2009

Report of Independent Registered Public Accounting Firm

Jarden Corporation Annual Report 2008

The Board of Directors and Stockholders of Jarden Corporation

We have audited the accompanying consolidated balance sheet of Jarden Corporation and subsidiaries (the "Company") as of December 31, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jarden Corporation and subsidiaries at December 31, 2007, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* an interpretation of SFAS No. 109. As discussed in Note 2, effective December 31, 2006, the Company adopted SFAS No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans,* an amendment of FASB statements No. 87, 88, 106 and 132(R).

Ernst + Young LLP

New York, New York

February 25, 2008

Consolidated Statement of Income

Jarden Corporation Annual Report 2008

(In millions, except per share amounts)	Years Ended December 31,		
	2008	**2007**	**2006**
Net sales	$ 5,383.3	$ 4,660.1	$ 3,846.3
Cost of sales	3,880.5	3,517.4	2,904.0
Gross profit	1,502.8	1,142.7	942.3
Selling, general and administrative expenses (including stock-based compensation of $20.6, $64.0 and $23.0 for the years ended December 31, 2008, 2007 and 2006, respectively)	1,013.7	861.1	604.9
Reorganization and acquisition-related integration costs, net	59.8	49.6	36.8
Impairment of goodwill and intangibles	283.2	—	—
Operating earnings	146.1	232.0	300.6
Interest expense, net	178.7	149.7	112.6
Loss on early extinguishment of debt	—	15.7	—
Income (loss) before taxes	(32.6)	66.6	188.0
Income tax provision	26.3	38.5	82.0
Net income (loss)	$ (58.9)	$ 28.1	$ 106.0
Earnings (loss) per share:			
Basic	$ (0.78)	$ 0.39	$ 1.62
Diluted	$ (0.78)	$ 0.38	$ 1.59
Weighted average shares outstanding:			
Basic	75.2	71.9	65.4
Diluted	75.2	73.3	66.5

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

Jarden Corporation Annual Report 2008

(In millions, except per share amounts)	As of December 31, 2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 392.8	$ 220.5
Accounts receivable, net of allowances of $65.2 in 2008, $72.3 in 2007	894.1	978.5
Inventories	1,180.4	1,126.2
Deferred taxes on income	147.3	140.5
Prepaid expenses and other current assets	114.5	84.5
Total current assets	2,729.1	2,550.2
Non-current assets:		
Property, plant and equipment, net	506.9	510.9
Goodwill	1,476.1	1,610.8
Intangibles, net	936.6	1,126.6
Other assets	78.3	69.6
Total assets	$ 5,727.0	$ 5,868.1
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt	$ 431.4	$ 297.8
Accounts payable	422.1	439.3
Accrued salaries, wages and employee benefits	142.0	134.6
Taxes on income	22.7	20.9
Other current liabilities	336.2	387.8
Total current liabilities	1,354.4	1,280.4
Long-term debt	2,436.9	2,449.5
Deferred taxes on income	232.8	335.2
Other non-current liabilities	318.7	264.4
Total liabilities	4,342.8	4,329.5
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock ($0.01 par value, 5.0 shares authorized, no shares issued and outstanding at December 31, 2008 and 2007)	—	—
Common stock ($0.01 par value, 150 shares authorized, 78.4 shares issued at December 31, 2008 and 2007)	0.8	0.8
Additional paid-in capital	1,264.1	1,246.5
Retained earnings	229.5	288.8
Accumulated other comprehensive income (loss)	(51.8)	47.5
Less: Treasury stock (2.8 and 1.6 shares, at cost, at December 31, 2008 and 2007, respectively)	(58.4)	(45.0)
Total stockholders' equity	1,384.2	1,538.6
Total liabilities and stockholders' equity	$ 5,727.0	$ 5,868.1

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Jarden Corporation Annual Report 2008

(In millions)	Years Ended December 31, 2008	2007	2006
Cash flows from operating activities:			
Net income (loss)	$ (58.9)	$ 28.1	$ 106.0
Reconciliation of net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	120.3	96.4	66.4
Impairment of goodwill and intangibles	283.2	—	—
Loss on early extinguishment of debt	—	15.7	—
Deferred income taxes	(36.6)	(17.4)	42.0
Stock-based compensation	20.6	64.0	23.0
Other	24.7	17.2	3.9
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	41.5	2.4	(21.5)
Inventory	(95.2)	142.3	(3.5)
Accounts payable	(12.2)	10.4	20.8
Accrued salaries, wages and employee benefits	8.4	(10.7)	1.3
Other assets and liabilities	(45.9)	(43.6)	(2.4)
Net cash provided by operating activities	249.9	304.8	236.0
Cash flows from financing activities:			
Net change in short-term debt	131.5	216.2	(6.6)
Proceeds from issuance of long-term debt	25.0	1,350.0	—
Payments on long-term debt	(25.0)	(793.2)	(86.9)
Proceeds from issuance of stock, net of transaction fees	2.1	10.7	145.3
Repurchase of common stock and shares tendered for taxes	(23.5)	(66.9)	(50.0)
Debt issuance costs	(3.0)	(36.7)	(3.8)
Other, net	(2.5)	0.5	6.4
Net cash provided by financing activities	104.6	680.6	4.4
Cash flows from investing activities:			
Additions to property, plant and equipment	(102.2)	(81.2)	(68.8)
Acquisitions and earnout payments, net of cash acquired	(42.6)	(909.5)	(209.8)
Other	(30.7)	18.1	1.1
Net cash used in investing activities	(175.5)	(972.6)	(277.5)
Effect of exchange rate changes on cash and cash equivalents	(6.7)	5.1	2.6
Net increase (decrease) in cash and cash equivalents	172.3	17.9	(34.5)
Cash and cash equivalents at beginning of period	220.5	202.6	237.1
Cash and cash equivalents at end of period	$ 392.8	$ 220.5	$ 202.6
Supplemental cash disclosures:			
Taxes paid	$ 54.8	$ 50.5	$ 32.9
Interest paid	182.4	152.5	116.0
Non-cash activity:			
Long-term debt issued for acquisition of business	$ —	$ 94.1	$ —
Shares and other equity issued for acquisition of business	—	214.1	—

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholder's Equity

Jarden Corporation Annual Report 2008

(In millions)	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2005	68.8	$ 0.7	(0.7)	$ (25.5)	—	$ —	$ 877.3	$ 155.3	$ (4.0)	$ 1,003.8
Net income	—	—	—	—	—	—	—	106.0	—	106.0
Comprehensive income:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	11.2	11.2
Derivative transactions, net	—	—	—	—	—	—	—	—	10.1	10.1
Minimum pension liability, net	—	—	—	—	—	—	—	—	1.5	1.5
Comprehensive income	—	—	—	—	—	—	—	—	—	128.8
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	—	—	—	—	—	—	7.7	7.7
Proceeds from issuance of common stock	4.0	—	—	—	—	—	138.6	—	—	138.6
Restricted stock awards, stock options exercised and stock plan purchases	—	—	1.7	51.4	—	—	(44.2)	—	—	7.2
Restricted stock awards canceled and shares tendered for stock options and taxes	—	—	(0.2)	(6.3)	—	—	5.4	—	—	(0.9)
Stock-based compensation	—	—	—	—	—	—	22.2	—	—	22.2
Shares repurchased	—	—	(2.0)	(50.0)	—	—	—	—	—	(50.0)
Balance, December 31, 2006	72.8	$ 0.7	(1.2)	$ (30.4)	—	$ —	$ 999.3	$ 261.3	$ 26.5	$ 1,257.4
Net income	—	—	—	—	—	—	—	28.1	—	28.1
Comprehensive income:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	26.6	26.6
Derivative transactions, net	—	—	—	—	—	—	—	—	(18.1)	(18.1)
Accrued benefit costs, net	—	—	—	—	—	—	—	—	12.5	12.5
Comprehensive income	—	—	—	—	—	—	—	—	—	49.1
Adjustment to initially apply FIN 48	—	—	—	—	—	—	—	(0.6)	—	(0.6)
Restricted stock awards, stock options exercised and stock plan purchases	—	—	1.9	59.2	—	—	(48.1)	—	—	11.1
Restricted stock awards cancelled and shares tendered for stock options and taxes	—	—	(1.2)	(44.7)	—	—	9.1	—	—	(35.6)
Stock-based compensation	—	—	—	—	—	—	61.4	—	—	61.4
Shares repurchased	—	—	(1.1)	(29.1)	—	—	—	—	—	(29.1)
Shares and warrant issued for acquisitions	5.6	0.1	—	—	—	—	214.0	—	—	214.1
Beneficial conversion feature of convertible debt	—	—	—	—	—	—	8.0	—	—	8.0
Conversion of convertible debt	—	—	—	—	—	—	2.8	—	—	2.8
Balance, December 31, 2007	78.4	$ 0.8	(1.6)	$ (45.0)	—	$ —	$ 1,246.5	$ 288.8	$ 47.5	$ 1,538.6

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholder's Equity (continued)

	Common Stock		Treasury Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions)	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2007	78.4	$ 0.8	(1.6)	$ (45.0)	—	$ —	$ 1,246.5	$ 288.8	$ 47.5	$ 1,538.6
Net loss	—	—	—	—	—	—	—	(58.9)	—	(58.9)
Comprehensive loss:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(50.0)	(50.0)
Derivative transactions, net	—	—	—	—	—	—	—	—	9.5	9.5
Accrued benefit costs, net	—	—	—	—	—	—	—	—	(58.8)	(58.8)
Comprehensive loss	—	—	—	—	—	—	—	—	—	(158.2)
Adjustment to initially apply the measurement date provisions of FASB Statement No. 158, net of tax	—	—	—	—	—	—	—	(0.4)	—	(0.4)
Restricted stock awards, stock options exercised and stock plan purchases	—	—	0.5	14.7	—	—	(8.8)	—	—	5.9
Restricted stock awards cancelled and shares tendered for stock options and taxes	—	—	(0.2)	(5.0)	—	—	4.6	—	—	(0.4)
Stock-based compensation	—	—	—	—	—	—	20.6	—	—	20.6
Shares repurchased	—	—	(1.5)	(23.1)	—	—	—	—	—	(23.1)
Other	—	—	—	—	—	—	1.2	—	—	1.2
Balance, December 31, 2008	78.4	$ 0.8	(2.8)	$ (58.4)	—	$ —	$ 1,264.1	$ 229.5	$ (51.8)	$ 1,384.2

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Business and Significant Accounting Policies

Business

Jarden Corporation and its subsidiaries (hereinafter referred to as the "Company" or "Jarden") is a leading provider of a broad range of consumer products. Jarden's three primary business segments, Outdoor Solutions, Consumer Solutions and Branded Consumables, manufacture or source, market and distribute a number of well recognized brands, including: *Outdoor Solutions*: Abu Garcia®, Adio®, Berkley®, Campingaz®, Coleman®, Fenwick®, Gulp!®, JT®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Planet Earth®, Rawlings®, Shakespeare®, Sevylor®, Stearns®, Stren®, Trilene®, Ugly Stik® and Völkl®; *Consumer Solutions*: Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam® and VillaWare®; and *Branded Consumables*: Ball®, Bee®, Bicycle®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, Java-Log®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain®. In addition to the three primary business segments described above, the Company's Process Solutions segment manufactures, markets and distributes a wide variety of plastic and zinc base products.

On August 8, 2007, the Company acquired all of the outstanding shares of K2 Inc. (the "Acquisition"), a leading provider of branded consumer products in the global sports equipment market (see Note 3). The Company's results of operations for 2007 include the results of K2 Inc. ("K2") from August 8, 2007 (the "Acquisition Date").

On April 6, 2007, the Company acquired Pure Fishing, Inc. ("Pure Fishing"), a leading global provider of fishing equipment (see Note 3). The Company's results of operations for 2007 include the results of Pure Fishing from April 6, 2007.

Basis of Presentation

The Consolidated Financial Statements include the consolidated accounts of the Company and have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

All significant intercompany transactions and balances have been eliminated upon consolidation. Unless otherwise indicated, references in the Consolidated Financial Statements to 2008, 2007 and 2006 are to Jarden's calendar years ended December 31, 2008, 2007 and 2006, respectively.

Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income.

Foreign Operations

The functional currency for most of the consolidated foreign operations is the local currency. Assets and liabilities are translated at the year-end exchange rates; income and expenses are translated at average exchange rates during the year. Net unrealized exchange adjustments arising on the translation of foreign currency financial statements are reported as cumulative translation adjustments within accumulated other comprehensive income. Foreign currency transaction gains and losses are included in the results of operation and are generally classified in selling, general and administrative expenses. For 2008, $14.3 of foreign currency transaction losses were recorded. Prior period amounts were not material.

The U.S dollar is the functional currency for certain foreign subsidiaries that conduct their business primarily in U.S. dollars. As such, monetary items are translated at current exchange rates, and non-monetary items are translated at historical exchange rates.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant accounting estimates and assumptions are used for, but not limited to: the allowance for doubtful accounts; assets impairments; useful lives of tangible and intangible assets; pension and postretirement liabilities; tax valuation allowances and unrecognized tax benefits; reserves for sales returns and allowances; product warranty; product liability; excess and obsolete inventory; and litigation and environmental exposures.

Concentrations of Credit Risk

Substantially all of the Company's trade receivables are due from retailers and distributors located throughout Asia, Canada, Europe, Latin America and the United States. Approximately 19%, 20% and 21% of the Company's consolidated net sales in 2008, 2007 and 2006, respectively, were to a single customer who purchased product from the Company's three primary business segments: Outdoor Solutions, Consumer Solutions and Branded Consumables.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company provides credit, in the normal course of business, to its customers. The Company maintains an allowance for doubtful

customer accounts for estimated losses that may result from the inability of the Company's customers to make required payments. That estimate is based on a variety of factors, including historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. The Company charges actual losses when incurred to this allowance.

Leasehold Improvements

Leasehold improvements are recorded at cost less accumulated amortization. Improvements are amortized over the shorter of the remaining lease term (and any renewal period if such a renewal is reasonably assured at inception) or the estimated useful lives of the assets.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred, and expenditures that extend the useful lives of assets are capitalized. The Company reviews property, plant and equipment for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows. If the Company concludes that impairment exists, the carrying amount is reduced to fair value.

The Company provides for depreciation primarily using the straight-line method in amounts that allocate the cost of property, plant and equipment over the following ranges of useful lives:

Buildings and improvements	5 to 45 years
Machinery, equipment and tooling (includes capitalized software)	3 to 25 years
Furniture and fixtures	3 to 10 years

Land is not depreciated.

Goodwill and Intangible Assets

Goodwill and certain intangibles (primarily trademarks and tradenames) are not amortized; however, they are subject to evaluation for impairment using a fair value based test. This evaluation is performed annually, during the fourth quarter or more frequently if facts and circumstances warrant. The fair value based test for goodwill is a two-step test. The first step involves comparing the fair value of each of its reporting units to the carrying value of those reporting units. If the carrying value of a reporting unit exceeds the fair value of the reporting unit, the Company is required to proceed to the second step. In the second step, the fair value of the reporting unit would be allocated to the assets (including unrecognized intangibles) and liabilities of the reporting unit, with any residual representing the implied fair value of goodwill. An impairment loss would be recognized if, and to the extent that, the carrying value of goodwill exceeded the implied value. During 2008, the Company recorded an impairment charge of $283 for goodwill and intangibles (see Note 6). For 2007 and 2006, the Company did not experience any impairments.

Amortization

Deferred debt issue costs are amortized over the term of the related debt. Identifiable intangible assets are recognized apart from goodwill and are amortized over their estimated, useful lives, except for identifiable intangible assets with indefinite lives, which are not amortized.

Revenue Recognition

The Company recognizes revenues at the time of product shipment or delivery, depending upon when title and risk of loss passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Revenue is recognized as the net amount estimated to be received after deducting estimated amounts for product returns, discounts and allowances. The Company estimates future product returns based upon historical return rates and its reasonable judgment.

Cost of Sales

The Company's cost of sales includes the costs of raw materials and finished goods purchases, manufacturing costs and warehouse and distribution costs.

Advertising Costs

Advertising costs consist primarily of ad demo, cooperative advertising, media placement and promotions, and are expensed as incurred. The amounts charged to advertising and included in selling, general and administrative ("SG&A") expenses in the Consolidated Statements of Income for 2008, 2007 and 2006 were $124.5, $104.3 and $68.4, respectively.

Product Warranty Costs

The Company recognizes warranty costs based on an estimate of amounts required to meet future warranty obligations arising as a cost of the sale of its products. The Company accrues an estimated liability at the time of a product sale based on historical claim rates applied to current period sales, as well as any information applicable to current product sales that may indicate a deviation from such

historical claim rate trends. Warranty reserves are included within "Other current liabilities" and "Other non-current liabilities" in the Company's Consolidated Balance Sheets.

Sales Incentives and Trade Promotion Allowances

The Company offers sales incentives and promotional programs to its reseller customers from time to time in the normal course of business. These incentives and promotions typically include arrangements known as slotting fees, cooperative advertising and buydowns, and the Company accounts for these transactions consistent with the requirements of FASB Emerging Issues Task Force ("EITF") No. 01-9 "Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor's Products)." The majority of such arrangements are recorded as a reduction to net sales in the Company's Consolidated Statements of Income. However, pursuant to the applicable provisions of EITF No. 01-9, the Company does include consideration granted in certain of these transactions as SG&A expenses in its Consolidated Statements of Income.

Income Taxes

Deferred taxes are provided for differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. The Company established a valuation allowance against a portion of the net tax benefit associated with all carryforwards and temporary differences in a prior year, as it was more likely than not that these would not be fully utilized in the available carryforward period. A portion of this valuation allowance remained as of December 31, 2008 and 2007 (see Note 12).

Components of "Accumulated other comprehensive income" are presented net of tax at the applicable statutory rates and are primarily generated domestically.

Disclosures about Fair Value of Financial Instruments and Credit Risk

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair market values due to the short-term maturities of these instruments. The fair market value of the Company's 7 1/2% Senior Subordinated Notes was determined based on quoted market prices (see Note 9). The fair market value of the Company's other long-term debt was estimated using interest rates currently available to the Company for debt with similar terms and maturities (see Note 9).

Unless otherwise disclosed in the notes to the consolidated financial statements, the estimated fair value of financial assets and liabilities approximates carrying value.

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables and interest-bearing investments. Trade receivable credit risk is limited due to the diversity of the Company's customers and the Company's ongoing credit review procedures. Collateral for trade receivables is generally not required. The Company places its interest-bearing cash equivalents with major financial institutions.

The Company is exposed to credit loss in the event of non-performance by the counterparties to its derivative financial instruments, all of which are highly rated institutions; however, the Company does not anticipate non-performance by such counterparties.

Derivative Financial Instruments

The Company enters into interest rate swaps to manage interest rate risk on its variable rate debt. The Company designates the interest rate swaps as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments. Interest expense is adjusted to include the payments to be made or received under the swap agreements.

The Company uses forward foreign currency contracts ("foreign currency contracts") to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives are deferred as a component of accumulated other comprehensive income and are recognized in earnings at the same time that the hedged item affects earnings and are included in the same caption in the statement of income as the underlying hedged item.

During 2008, the Company initiated a risk management plan whereby, from time to time the Company enters into commodity-based derivatives in order to mitigate the impact that the rising price of these commodities has on the cost of certain of the Company's raw materials. These derivatives provide the Company with maximum cost certainty, and in certain instances allow the Company to benefit should the cost of the commodity fall below certain dollar levels. These derivatives are not designated as effective hedges for accounting purposes. Fair market value gains or losses are included in the results of operations.

Fair Value Measurements

SFAS 157 (defined hereafter in Note 2) defines three levels of inputs that may be used to measure fair value and requires that the assets or liabilities carried at fair value be disclosed by the input level under which they were valued. The input levels defined under SFAS 157 are as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable inputs other than defined in Level 1, such as quoted prices for similar assets or liabilities; quoted prices in markets

that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are not corroborated by observable market data.

The following table summarizes assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008:

	December 31, 2008		
	Fair Value Asset (Liability)		
(In millions)	Level 1	Level 2	Total
Derivatives:			
Assets	$ —	$ 7.8	$ 7.8
Liabilities	—	(33.8)	(33.8)
Available for sale securities	14.8	—	14.8

Derivative assets and liabilities relate to interest rate swaps, foreign currency contracts and commodity contracts. Fair values are determined by the Company using market prices obtained from independent brokers or determined using valuation models that use as their basis readily observable market data that is actively quoted and can be validated through external sources, including independent pricing services, brokers and market transactions. Available for sale securities are valued based on quoted market prices in actively traded markets.

Stock-Based Compensation

The Company estimates the fair value of share-based awards on the date of grant, which is generally the date the award is approved by the Board of Directors. The fair value of stock options is determined using the Black-Scholes option-pricing model. The fair value of the market-based restricted stock awards is determined using a Monte Carlo simulation embedded in a lattice model, and for all other restricted stock awards based on the closing price of the Company's common stock on the date of grant. The determination of the fair value of the Company's stock option awards and restricted stock awards is based on a variety of factors including, but not limited to, the Company's common stock price, expected stock price volatility over the expected life of awards, and actual and projected exercise behavior (see Note 13). Additionally the Company has estimated forfeitures for share-based awards at the dates of grant based on historical experience. The forfeiture estimate is revised as necessary if actual forfeitures differ from these estimates.

The Company issues restricted share awards whose restrictions lapse upon either the passage of time (service vesting), achieving performance targets, attaining Company common stock price thresholds, or some combination of these restrictions. For those restricted share awards with common stock price thresholds, the fair values were determined using a Monte Carlo simulation embedded in a lattice model. The fair value for all other restricted share awards were based on the closing price of the Company's common stock on the dates of grant. For those restricted share awards with only service conditions, the Company recognizes compensation cost on a straight-line basis over the explicit service period. For those restricted share awards with market conditions, the Company recognizes compensation cost on a straight-line basis over the derived service period unless the market condition is satisfied prior to the end of the derived service period. For performance only awards, the Company recognizes compensation cost on a straight-line basis over the implicit service period which represents the Company's best estimates for when the target will be achieved. If it becomes apparent the original service periods are no longer accurate, the remaining unrecognized compensation cost will be recognized over the revised service periods. For restricted share awards that contain both service and market or performance vesting conditions, compensation cost is recognized over the shorter of the two conditions if only one of the conditions must be met or the longer of the two conditions if both must be met.

For restricted awards that contain performance or market vesting conditions, the Company excludes these awards from diluted earning per share computations until the contingency is met as of the end of that reporting period.

Pension and Postretirement Plans

The Company records annual amounts relating to its pension and postretirement plans based on calculations which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications is generally recorded or amortized over future service periods. The assumptions utilized in recording its obligations under its plans are based on its experience, market conditions and input from its actuaries and investment advisors.

Reorganization and Acquisition-Related Integration Costs

Reorganization and acquisition-related integration costs include costs associated with exit or disposal activities, which do not meet the criteria of discontinued operations, including costs for employee and lease terminations, facility closing or other exit activities. Additionally, these costs include expenses directly related to integrating and reorganizing acquired businesses and include items such as employee retention costs, recruiting costs, certain moving costs, certain duplicative costs during integration and asset impairments.

New Accounting Standards

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 provides a framework for selecting accounting principles for financial statements that are presented in conformity with GAAP. The Company does not expect that the provisions of SFAS 162 will result in a change in accounting practice for the Company.

In May 2008, the FASB issued FASB Staff Position ("FSP") No. 14-1, "Accounting for Convertible Debt that May be Settled in Cash Upon Conversion (Including Partial Settlement)" ("FSP 14-1"). FSP 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". FSP 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company does not expect that the provisions of FSP 14-1 will have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 requires that a Company with derivative instruments disclose information to enable users of the financial statements to understand: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. As such, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 shall be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application of SFAS 161 is encouraged. Since SFAS 161 requires only additional disclosures concerning derivatives and hedging activities, the adoption of SFAS 161 will not affect the consolidated financial position, results of operations or cash flows of the Company.

On December 4, 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 significantly changes the financial accounting and reporting for noncontrolling (or minority) interests in consolidated financial statements. The provisions of SFAS 160 in part; establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary; clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements; establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation; requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently assessing the impact of SFAS 160 on its consolidated financial position and results of operations.

On December 4, 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) significantly changes the financial accounting and reporting for business combinations. The provisions of SFAS 141(R) in part include requirements to recognize, with certain exceptions, 100 percent of the fair values of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity; measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date; recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; expense, as incurred, acquisition-related transaction costs; capitalize acquisition-related restructuring costs only if the appropriate accounting criteria are met as of the acquisition date; and recognize changes that result from a business combination transaction in an acquirer's existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. SFAS 141(R) will also require any adjustments related to pre-existing tax contingencies for prior acquisitions to be recorded in the income statement. SFAS 141(R) is generally effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company will implement the provisions of SFAS 141(R) for business combinations consummated subsequent to December 31, 2008.

2. Adoption of New Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 155" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also established presentation and disclosure requirements designed to facilitate comparisons that choose different measurement attributes for similar types of assets and liabilities. The Company adopted SFAS 159 effective January 1, 2008 and did not elect the fair value option established by SFAS 159. As such, the adoption had no impact on the consolidated financial position, results of operations or cash flows of the Company.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). Among other items, SFAS 158 requires recognition of the overfunded or underfunded status of an entity's defined benefit postretirement plan as an asset or liability in the financial statements, requires the measurement of defined benefit postretirement plan assets and obligations as of the end of the employer's fiscal year and requires recognition of the funded status of defined benefit postretirement plans in other comprehensive income. The measurement date provisions of SFAS 158 require the measurement of defined benefit plan assets and obligations as of the date of the Company's fiscal year-end statement of financial position. The Company adopted the measurement date provisions of SFAS 158 for the year ending December 31, 2008 using the second transition approach as defined by SFAS 158. This transition approach allowed the Company to estimate the effects of the change by using the measurements determined at September 30, 2007 and that were used for the year ended December 31, 2007. The adoption of the measurement date provisions of SFAS 158 did not have a material affect on the consolidated financial position, results of operations or cash flows of the Company.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Effective January 1, 2008, the Company adopted the provisions of SFAS 157 related to financial assets and liabilities, as well as other assets and liabilities carried at fair value on a recurring basis. These provisions, which have been applied prospectively, did not have a material impact on the Company's consolidated financial statements (see Note 1 for disclosures related to the adoption of SFAS 157). Certain other provisions of SFAS 157 related to other nonfinancial assets and liabilities will be effective for the Company on January 1, 2009, and will be applied prospectively. The Company is currently evaluating the impact the provisions of SFAS 157 related to other nonfinancial assets and liabilities will have on the consolidated financial position, results of operations or cash flows of the Company.

In June 2006, the FASB issued FASB interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB No. 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. FIN 48 is effective for fiscal years beginning after December 15, 2006. The effect of the adoption of the FIN 48 is disclosed in Note 12.

3. Acquisitions

2007 Activity

The Company did not complete any acquisitions during 2008. On April 6, 2007, the Company acquired Pure Fishing, a leading global provider of fishing equipment marketed under well-known fishing brands including Abu-Garcia®, Berkley®, Fenwick®, Gulp!®, Mitchell®, Stren® and Trilene®. The consideration consisted of $300 in cash, a $100 five year subordinated note (the "Note") with a 2% coupon and a warrant exercisable into approximately 2.2 million shares of Jarden common stock with an initial exercise price of $45.32 per share (subject to adjustment as provided therein). The purchase price includes the fair value of the Note at the date of acquisition of approximately $94. In addition to the upfront purchase price, a contingent purchase price payment of up to $50 based on the future financial performance of the acquired business may be paid and during 2008, $25 of this amount was paid. The Pure Fishing acquisition is consistent with the Company's strategy of purchasing leading, niche consumer-oriented brands with attractive cash flows and strong management.

On August 8, 2007, the Company acquired all the outstanding shares of K2, a leading provider of branded consumer products in the global sports equipment market in exchange for consideration $10.85 in cash per share of K2 common stock and 0.1118 of a share of Jarden common stock for each share of K2 common stock issued and outstanding. The total value of the transaction, including debt assumed, was approximately $1.2 billion. The aggregate consideration to the K2 shareholders was approximately $701 and was comprised of a cash payment of approximately $517 and the issuance of approximately 5.3 million common shares of the Company with a fair value of approximately $184. The cash and Jarden common stock issued in the transaction had a combined value of $14.72 per K2 share, which was calculated using the average of the closing stock price of a share of Jarden common stock on the New York Stock Exchange ("NYSE") during the five-day trading period ending two trading days after the date that the number of shares of Jarden common stock to be received by K2 stockholders was finalized, which was August 6, 2007. The total purchase price of $779, which is net of cash acquired, also includes: the purchase of K2 share-based awards for $22.7, the Company's investment in K2 prior to the acquisition of $31.1, debt make-whole premiums of $15.4 and other fees and consideration totaling $22.1. In connection with the Acquisition the Company repaid certain of K2's debt, including accrued interest and the aforementioned make-whole premiums for approximately $341. The Acquisition was recorded by allocating the cost of the assets acquired, including intangible assets and liabilities assumed based on their estimated fair values at the date of Acquisition.

The excess of the cost of the Acquisition over the net of amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill. The valuation of assets and liabilities has been determined and finalized during 2008 and the purchase price has been allocated as follows:

(In millions)	
Accounts receivable	$ 316.8
Inventories	507.1
Current deferred tax asset	17.4
Other current assets	31.4
Property, plant and equipment	156.8
Intangible assets	171.9
Goodwill	262.3
Other assets	11.8
Non-current deferred tax asset	6.6
Other current liabilities	(271.0)
Long-term debt	(401.8)
Other liabilities	(30.6)
Total purchase price, net of cash acquired	$ 778.7

2006 Activity

During 2006, the Company completed four tuck-in acquisitions, three in the Branded Consumables segment and one in the Consumer Solutions segment.

Pro forma financial information

The aggregate value of the Pure Fishing and tuck-in acquisitions did not have a material effect on the Company's results of operations in 2007 and are therefore not included in the unaudited pro forma financial information presented herein.

The following unaudited pro forma financial information for 2007 presents the combined results of operations of the Company and K2 as if the Acquisition had occurred at January 1, 2007. The historical results of the Company for 2007 include the results of K2 from the Acquisition Date. The pro forma results presented below for 2007 combine the results of the Company for 2007 and the historical results of K2 from January 1, 2007 through the Acquisition Date. The unaudited pro forma financial information is not intended to represent or be indicative of the Company's consolidated results of operations or financial condition that would have been reported had the Acquisition been completed as of the beginning of the periods presented and should not be taken as indicative of the Company's future consolidated results of operations or financial condition. Pro forma adjustments are tax-effected at a statutory tax rate of 39.5%.

(In millions)	**Year Ended December 31, 2007**
Net sales	$ 5,468.7
Net income	5.1
Earnings per share:	
Basic	$ 0.07
Diluted	$ 0.07

The unaudited pro forma financial information for 2007 includes $5.7 for the amortization of purchased intangibles from the Acquisition based on the preliminary purchase price allocation. The unaudited pro forma financial information for 2007 also includes $99.3 of non-recurring charges related to the Acquisition for the purchase accounting adjustment for the elimination of manufacturer's profit in inventory and other transaction costs.

4. Inventories

Inventories are stated at the lower-of-cost-or-market with cost being determined principally by the first-in, first-out method ("FIFO"), and are comprised of the following at December 31, 2008 and 2007:

(In millions)	2008	2007
Raw materials and supplies	$ 214.8	$ 203.5
Work-in-process	54.5	61.5
Finished goods	911.1	861.2
Total inventories	$ 1,180.4	$ 1,126.2

5. Property, Plant and Equipment

Property, plant and equipment, net, consists of the following at December 31, 2008 and 2007:

(In millions)	2008	2007
Land	$ 36.6	$ 32.0
Buildings	208.7	168.2
Machinery and equipment	697.8	642.7
	943.1	842.9
Less: Accumulated depreciation	(436.2)	(332.0)
Total property, plant and equipment, net	$ 506.9	$ 510.9

Depreciation of property, plant and equipment for 2008, 2007 and 2006 was $104.3, $85.0 and $62.9, respectively.

6. Goodwill and Intangibles

Goodwill activity for 2008 and 2007 is as follows:

(In millions)	Net Book Value at December 31, 2007	Acquisitions	Purchase Accounting Adjustments *(1)*	Impairment Charge	Foreign Exchange and Other Adjustments	Net Book Value Value At December 31, 2008
Goodwill						
Outdoor Solutions	$ 630.3	$ —	$ 16.5	$ (18.5)	$ (2.7)	$ 625.6
Consumer Solutions	484.2	—	—	—	(3.1)	481.1
Branded Consumables	496.3	—	—	(153.8)	5.3	347.8
Process Solutions	—	0.6	21.1	—	(0.1)	21.6
	$ 1,610.8	$ 0.6	$ 37.6	$ (172.3)	$ (0.6)	$ 1,476.1

(In millions)	Net Book Value at December 31, 2006	Acquisitions	Foreign Exchange and Other Adjustments *(2)*	Net Book Value at December 31, 2007
Goodwill				
Outdoor Solutions	$ 236.2	$ 417.2	$ (23.1)	$ 630.3
Consumer Solutions	489.7	—	(5.5)	484.2
Branded Consumables	497.8	—	(1.5)	496.3
	$ 1,223.7	$ 417.2	$ (30.1)	$ 1,610.8

(1) Comprised primarily of purchase accounting adjustments based upon the final determination of the K2 purchase price allocation (see Note 3).

(2) The goodwill adjustment in 2007 in the Consumer Solutions and Outdoor Solutions segments primarily relate to the recognition of pre-acquisition tax contingencies upon the adoption of FIN 48. The adjustment to goodwill in Branded Consumables relates to the recognition of pre-acquisition tax contingencies upon the adoption FIN 48, impairment charges ($2.9), and the finalization of purchase price allocation, offset by payments for contingent consideration.

In the fourth quarter of 2008, the Company's annual impairment test resulted in a non-cash charge of $172 to reflect impairment of goodwill in the Company's Branded Consumables and Outdoor Solutions segments. In the Branded Consumables segment the impairment charge was recorded within the Firelog, Lehigh and United States Playing Cards reporting units. In the Outdoor Solutions segment the impairment charge was recorded within the Apparel and Footwear reporting unit. The impairment for these reporting units was due to a decrease in the fair value of forecasted cash flows, reflecting the continued deterioration of macroeconomic conditions, which accelerated and became apparent during the fourth quarter of 2008 (hereafter referred to as "continued deterioration of macroeconomic conditions").

Intangibles activity for 2008 and 2007 is as follows:

(In millions)	Gross Carrying Amount at December 31, 2007	Additions	Purchase Accounting Adjustments *(1)*	Impairment Charge	Accumulated Amortization and Foreign Exchange	Net Book Value At December 31, 2008	Amortization Periods (years)
Intangibles							
Patents	$ 0.1	$ 5.5	$ —	$ —	$ (0.5)	$ 5.1	12–30
Non-compete agreements	1.7	—	—	—	(1.4)	0.3	3–5
Manufacturing process and expertise	32.0	0.1	(1.2)	—	(15.7)	15.2	3–7
Brand names	4.3	—	(2.4)	—	(0.4)	1.5	4–10
Customer relationships and distributor channels	146.2	—	(2.3)	—	(16.4)	127.5	10–25
Trademarks and tradenames	960.4	—	(62.3)	(110.9)	(0.2)	787.0	indefinite
	$ 1,144.7	$ 5.6	$ (68.2)	$ (110.9)	$ (34.6)	$ 936.6	

(1) Comprised primarily of purchase accounting adjustments based upon the final determination of the K2 purchase price allocation (see Note 5).

(In millions)	Gross Carrying Amount at December 31, 2006	Additions	Accumulated Amortization and Foreign Exchange	Net Book Value At December 31, 2007	Amortization Periods (years)
Intangibles					
Patents	$ 0.1	$ —	$ —	$ 0.1	30
Non-compete agreements	1.7	—	(1.4)	0.3	3-5
Manufacturing process and expertise	6.5	25.5	(8.3)	23.7	3-7
Brand names	1.9	2.4	(0.5)	3.8	4-10
Customer relationships and distributor channels	115.6	30.6	(8.9)	137.3	10-25
Trademarks and tradenames	585.8	374.6	1.0	961.4	indefinite
	$ 711.6	$ 433.1	$ (18.1)	$ 1,126.6	

In the fourth quarter of 2008, the Company's annual impairment test resulted in a non-cash charge of $111 to reflect impairment of intangible assets related to certain of the Company's tradenames. The impairment charge was allocated to the Company's reporting segments as follows:

(In millions)	Year Ended December 31, 2008
Impairment of intangibles	
Outdoor Solutions	$ 11.7
Consumer Solutions	76.3
Branded Consumables	22.9
	$ 110.9

In the Outdoor Solutions segment the impairment charge recorded relates primarily to certain tradenames within this segment's snow sports and paintball businesses. The impairment within the Outdoor Solutions segment was due to an overall decline in the paintball market, as well as a decrease in the fair value of forecasted cash flows, resulting from the impact that the continued deterioration of macroeconomic conditions has on such cash flows. In the Consumer Solutions segment the impairment charge recorded relates to certain tradenames within this segment's small kitchen and household appliance businesses. The impairment within the Consumer Solutions segment is primarily due to: the Company's decision to strategically realign certain brand names; increased competition in certain markets; and the impact of the continued deterioration of macroeconomic conditions. In the Branded Consumables segment the impairment charge recorded relates to certain tradenames associated with this segment's Firelog, Lehigh and United States Playing Cards businesses. The impairment within the Branded Consumables segment was due to a decrease in the fair value of forecasted cash flows, resulting from the impact that the continued deterioration of macroeconomic conditions has on such cash flows.

The estimated future amortization expense related to amortizable intangible assets at December 31, 2008 is as follows:

(In millions) **Years Ending December 31,**	**Amount**
2009	$ 15.4
2010	13.6
2011	11.0
2012	9.3
2013	8.5
2014 and thereafter	91.8

Amortization of intangibles for 2008, 2007 and 2006 was $16.0, $11.4 and $3.5, respectively. At December 31, 2008, approximately $1.5 billion of the goodwill and other intangible assets recorded by the Company is not deductible for income tax purposes.

7. Other Current Liabilities

Other current liabilities are comprised of the following at December 31, 2008 and 2007:

(In millions)	2008	2007
Cooperative advertising, customer rebates and allowances	$ 71.4	$ 79.2
Warranty and product liability reserves	95.8	98.1
Accrued environmental and other litigation	15.7	10.2
Deferred consideration for acquisitions	10.9	26.0
Other	142.4	174.3
Total other current liabilities	$ 336.2	$ 387.8

8. Warranty Reserve

Warranty reserve activity for 2008 and 2007 is as follows:

(In millions)	2008	2007
Warranty reserve at January 1,	$ 88.8	$ 78.1
Acquisitions and other adjustments	(2.4)	13.0
Provision for warranties issued	123.5	132.2
Warranty claims paid	(131.7)	(134.5)
Warranty reserve at December 31,	$ 78.2	$ 88.8
Allocation in the consolidated balance sheets:		
Other current liabilities	$ 68.1	$ 78.2
Other non-current liabilities	10.1	10.6
	$ 78.2	$ 88.8

9. Debt

Debt is comprised of the following at December 31, 2008 and 2007:

(In millions)	2008	2007
Senior Credit Facility Term Loans	$ 1,671.9	$ 1,664.0
7 1/2% Senior Subordinated Notes due 2017	650.0	650.0
Securitization Facility due 2009	250.0	250.0
Revolving Credit Facility	130.2	—
2% Subordinated Note due 2012	96.1	94.9
5% Convertible Debentures due 2010	3.0	12.4
Non-U.S. borrowings	59.0	68.0
Other	8.1	8.0
Total debt	2,868.3	2,747.3
Less: current portion	(431.4)	(297.8)
Total long-term debt	$ 2,436.9	$ 2,449.5

In connection with the Acquisition, the Company incurred approximately $891 of additional debt from its senior credit facility (the "Facility") and its securitization facility (the "Securitization Facility"), increased its revolving loan commitment by $25 to a total of $225 and amended the Securitization Facility to include additional domestic entities. The additional debt is primarily comprised of the following: an incremental term loan (Term Loan B3) of $700 with payments due through 2012 and bears interest at LIBOR plus 250 basis points; and $185 under the Securitization Facility.

During February 2007, the Company completed a registered public offering for $650 aggregate principal amount of 7 1/2% Senior Subordinated Notes due 2017 (the "Senior Notes") and received approximately $637 of net proceeds. Of these proceeds, approximately $195 was used to purchase the entire principal amount outstanding of the Company's 9 3/4% Senior Subordinated Notes due 2012 (the "Senior Subordinated Notes") plus the tender premium and accrued interest. As a result of the purchase of Senior Subordinated Notes, during 2007 the Company recorded a $15.3 loss on the extinguishment of the Senior Subordinated Notes. This loss is primarily comprised of a $10.1 tender premium; a loss of $4.5 related to the termination of $105 notional amount of interest rate swaps that were designated as fair value hedges against the Senior Subordinated Notes; the write off of $3.7 of deferred debt issuance costs; and the recognition of $3.7 of deferred gains that resulted from previously terminated interest rate swaps. At December 31, 2008 the fair value of the Senior Notes was approximately $429.

The Note issued in connection with the Pure Fishing acquisition (see Note 3) bears annual interest at 2.0% and is payable monthly. The fair value of the Note at December 31, 2008 is approximately $70. The Note is not prepayable at the Company's option. The holder of the Note has the option to require redemption of the Note if after one year from issuance the closing price of Jarden's common stock exceeds $45.32 per share for a period of three consecutive trading days.

In connection with the Acquisition, the Company assumed K2's 5% Convertible Debentures due June 2010 (the "Debentures"). The Debentures can be called by the Company at a stipulated premium that began in June 2008. Upon conversion, the holders of the Debentures are entitled to receive the same merger consideration as received by the K2 shareholders as a result of the Acquisition (see Note 3).

Senior Credit Facility

At December 31, 2008, the Facility consists of Term Loans, with payments due through 2012 and bear interest based on three-month LIBOR plus an applicable margin; and a revolving credit facility which matures in 2010 and bears interest at LIBOR or Prime Rate, plus an applicable margin. At December 31, 2008, the annual commitment fee on unused balances was 0.375%. The weighted average interest rate on the Facility was 3.5% at December 31, 2008.

Subsequent to December 31, 2008, the Company entered into an amendment to the Facility whereby a successor administrative agent was appointed and a certain revolving lender's commitment in the revolving credit facility was released and availability under the Facility was reduced accordingly. Additionally, the Company voluntarily decreased the commitments under the revolving credit facility by $20 bringing the total amount available to $185. This reduction was applied on a pro rata basis among the existing revolving lenders.

Securitization Facility

The Company has maintained a $250 receivables purchase agreement since 2006, which is subject to annual renewal by both parties, bears interest at a margin over the commercial paper rate and is accounted for as a borrowing. Under the Securitization Facility, substantially all of the Company's Outdoor Solutions, Consumer Solutions and Branded Consumables domestic accounts receivable are sold to a special purpose entity, Jarden Receivables, LLC ("JRLLC"), which is a wholly-owned consolidated subsidiary of the Company. JRLLC funds these purchases with borrowings under a loan agreement, secured by the accounts receivable. There is no recourse to the Company for the unpaid portion of any loans under this loan agreement. The Securitization Facility is drawn upon and repaid as needed to fund general corporate purposes. At December 31, 2008, the Company's Securitization Facility was fully utilized with outstanding borrowings totaling $250. In July 2008, the Company entered into an amendment to the Securitization Facility that extended it for another year until July 2009. Following the renewal, the borrowing rate margin is 150 basis points and the unused line fee is 0.50% per annum. The Securitization Facility is reflected as a short-term borrowing on the Company's balance sheet because of its annual term.

Non-U.S. Borrowings

As of December 31, 2008 and 2007, non-U.S. borrowings consisted of the Foreign Senior Debt of $26.9 and $33.9, respectively; and amounts borrowed under various foreign credit lines and facilities totaling $32.1 and $34.1, respectively. Certain of these foreign credit lines are secured by certain non-U.S. subsidiaries' inventory and/or accounts receivable.

Debt Covenants

The Facility and the Foreign Senior Debt contain certain restrictions on the conduct of the Company's business, including, among other restrictions: incurring debt; disposing of certain assets; making investments; exceeding certain agreed upon capital expenditures; creating or suffering liens; completing certain mergers; consolidations and sales of assets and with permitted exceptions; acquisitions; declaring dividends; redeeming or prepaying other debt; and certain transactions with affiliates. The Facility and the Foreign Senior Debt also include financial covenants that require the Company to maintain certain leverage and interest coverage ratios.

The Facility and the Foreign Senior Debt also contain a covenant that restricts the Company and its subsidiaries from making certain "restricted payments" (any dividend or other distribution, whether in cash, securities or other property, with respect to any stock or stock equivalents of the Company or any subsidiary), except that:

- the Company may declare and make dividend payments or other distributions payable in common stock;
- the Company may repurchase shares of its own stock (provided certain financial and other conditions are met); and

- the Company may make restricted payments during any fiscal year not otherwise permitted, provided that certain applicable thresholds are met.

Each of the Facility, the Foreign Senior Debt and the Indenture contain cross-default provisions pursuant to which a default in respect to certain of the Company's other indebtedness could trigger a default by the Company under the Facility, the Foreign Senior Debt and the Indenture. If the Company defaults under the covenants (including the cross-default provisions), the Company's lenders could foreclose on their security interest in the Company's assets, which may have a material adverse effect on the Company's consolidated results of operations, financial condition or cash flows.

The Company's obligations under the Facility and the Senior Notes are guaranteed, on a joint and several basis, by certain of its domestic subsidiaries, all of which are directly or indirectly 100% owned by the Company (See Note 19). The obligations under the Foreign Senior Debt are guaranteed by the Company and certain of its foreign subsidiaries which are directly or indirectly 100% owned by the Company.

The Company's debt maturities for the five years following December 31, 2008 and thereafter are as follows:

(In millions)

Years Ending December 31,	Amount
2009	$ 431.4
2010	19.8
2011	1,248.8
2012	513.4
2013	0.8
Thereafter	658.0
Total principal payments	2,872.2
Net discount and other	(3.9)
Total	$ 2,868.3

Unless otherwise stated, at December 31, 2008 and 2007, the carrying value of debt approximates its fair value.

At December 31, 2008 and 2007, unamortized deferred debt issue costs were $27.4 and $32.8, respectively. These costs are included in "Other assets" on the Consolidated Balance Sheets and are being amortized over the respective terms of the underlying debt.

10. Derivative Financial Instruments and Fair Value Measurements

The fair value and notional amounts of derivative financial instruments at December 31, 2008 and 2007, are presented below:

(In millions) December 31, 2008	Notional Amount	Net Fair Value Asset (Liability)	Weighed Average Maturity (years)
Cash flow hedges:			
Interest rate swaps	$ 1,125.0	$ (29.2)	0.9
Foreign currency contracts	274.4	11.4	0.6
Fair value hedges:			
Cross-currency swaps	27.6	0.8	3.1
Derivatives not designated as effective hedges:			
Interest rate swaps	40.0	(2.1)	1.5
Foreign currency contracts	151.0	(0.6)	0.5
Commodity contracts	18.4	(6.3)	0.5

December 31, 2007	Notional Amount	Net Fair Value Asset (Liability)	Weighed Average Maturity (years)
Cash flow hedges:			
Interest rate swaps	$ 925.0	$ (16.0)	1.6
Forward foreign exchange rate contracts	265.0	(4.9)	0.6
Fair value hedges:			
Cross-currency swaps	27.9	(6.0)	4.1
Derivatives not designated as effective hedges:			
Interest rate swaps	100.0	(0.5)	1.2
Forward foreign exchange rate contracts	21.6	(0.7)	0.3

The Company actively manages its fixed and floating rate debt mix using interest rate swaps. The Company will enter into fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Fixed rate swaps are used to reduce the Company's risk of increasing interest costs. Although there were no floating rate swaps outstanding at December 31, 2008 and 2007, the Company may use floating rate swaps, depending on market conditions, to convert the fixed rates of long-term debt into short-term variable rates. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

At December 31, 2008, the interest rate on approximately 67% of the Company's debt was fixed by either the nature of the obligation or through interest rate swap contracts.

The Company's derivative activities do not create additional risk because gains and losses on derivative contracts offset gains and losses on the liabilities and transactions being hedged. As derivative contracts are initiated, the Company designates the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of its derivatives on a periodic basis.

Fair Value Hedges

The Company uses cross-currency swaps to hedge foreign risk to hedge certain U.S. dollar-based debt of foreign subsidiaries. This swap exchanges the variable interest rate bases of the U.S. dollar balance (3-month U.S. LIBOR plus a spread of 175 basis points) and the equivalent Canadian dollar balance (3-month CAD BA plus a spread of 192 basis points). This swap is designated as fair value hedge on a U.S dollar based term loan of a Canadian subsidiary. Fair market value gains or losses on this cross-currency swap are included in long-term assets or liabilities in the Consolidated Balance Sheet with a corresponding offset to long-term debt.

Cash Flow Hedges

At December 31, 2008, the Company had approximately $1.1 billion of notional amount outstanding in swap agreements that exchange variable interest rates (LIBOR) for fixed interest rates over the terms of the agreements and are designated as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments. At December 31, 2008, the weighted average fixed rate of interest on these swaps was 4.8%. The effective portion of the after tax fair value gains or losses on these swaps is included as a component of accumulated other comprehensive income. There was no ineffectiveness recognized at December 31, 2008 or 2007.

At December 31, 2008, the Company had outstanding a $40 notional amount swap agreement that exchanges a variable interest rate (LIBOR) for fixed rate of interest over the term of the agreement that is not designated as an effective hedge for accounting purposes and the fair market value gains or losses are included in the results of operations. This swap matures June 30, 2010 and has a fixed rate of interest of 4.79%.

At December 31, 2008, unamortized deferred gains resulting from the termination of certain cash flow hedges was approximately $6.6. These deferred gains are being amortized over the remaining life of the terminated swaps as a credit to interest expense. Approximately $4.7 of these deferred gains are expected to be amortized to interest expense for the year ending December 31, 2009.

The interest rate differential received or paid on both the cash flow and fair value hedges is recognized as an adjustment to interest expense.

Foreign Currency Contracts

The Company uses forward foreign currency contracts ("foreign currency contracts") to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these

derivatives is deferred as a component of accumulated other comprehensive income and is recognized in earnings at the same time that the hedged item affects earnings and is included in the same caption in the statement of operations as the underlying hedged item. For 2008, 2007 and 2006, deferred net (losses) / gains of ($7.1), ($3.6) and ($1.1), respectively, were reclassified from accumulated other comprehensive income and recognized in earnings. As of December 31, 2008, the deferred net gains of $21.0 within accumulated other comprehensive income are primarily expected to be reclassified to earnings for the year ending December 31, 2009.

At December 31, 2008, the Company had outstanding approximately $151 notional amount of foreign currency contracts that are not designated as effective hedges for accounting purposes and have maturity dates through 2010. Fair market value gains or losses are included in the results of operations.

During September 2008, the Company terminated $54 million notional amount of forward foreign currency contracts as the counterparty defaulted on these contracts upon filing for bankruptcy protection. These contracts had previously been designated as cash flow hedges of forecasted inventory purchases and sales. Gains or losses on these contracts were deferred as a component of accumulated other comprehensive income. At termination the fair market value of these contracts was a net asset of $2.7. The Company had provided a reserve for the entire net asset amount of these contracts, which resulted in the elimination of the amount of previously deferred net gains included in accumulated other comprehensive income. As part of the settlement with this counterparty subsequent to December 31, 2008, the entire net asset amount of these contracts was written off against the reserve in January 2009.

Commodity Contracts

During 2008, the Company initiated a risk management plan whereby, from time to time the Company enters into commodity-based derivatives in order to mitigate the impact that the rising price of these commodities has on the cost of certain of the Company's raw materials. These derivatives provide the Company with maximum cost certainty, and in certain instances allow the Company to benefit should the cost of the commodity fall below certain dollar levels. These derivatives are not designated as effective hedges for accounting purposes.

11. Commitments and Contingencies

Operating Leases

The Company conducts its operations in various leased facilities under leases that are classified as operating leases for financial statement purposes. Certain leases provide for payment of real estate taxes, common area maintenance, insurance and certain other expenses. Lease terms may have escalating rent provisions and rent holidays which are expensed on a straight line basis over the term of the lease, and expire at various dates through 2020. Also, certain equipment used in Company operations is leased under operating leases. Operating lease commitments at December 31, 2008 are as follows:

(In millions)

Years Ending December 31,	Amount
2009	$ 54.4
2010	47.7
2011	41.2
2012	35.9
2013	29.0
2014 and thereafter	120.9
Total	$ 329.1

The fixed operating lease commitments detailed above assume that the Company continues the leases through their initial lease terms. Rent expense, including equipment rentals, was $82.9, $72.0 and $53.2 for 2008, 2007 and 2006, respectively.

Contingencies

The Company is involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, the Company or certain of its subsidiaries have been identified by the United States Environmental Protection Agency ("EPA") or a state environmental agency as a Potentially Responsible Party ("PRP") pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company or its subsidiaries is currently involved in will have a material adverse effect upon the Company's consolidated financial condition, results of operations or cash flows. It is possible, that as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

Environmental

The Company's operations are subject to certain federal, state, local and foreign environmental laws and regulations in addition to laws and regulations regarding labeling and packaging of products and the sales of products containing certain environmentally sensitive materials.

In addition to ongoing environmental compliance at its operations, the Company also is actively engaged in environmental remediation activities, the majority of which relate to divested operations and sites. Various of the Company's subsidiaries have been identified by the EPA or a state environmental agency as a PRP pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites (collectively, the "Environmental Sites"). The Company has established reserves to cover the anticipated probable costs of investigation and remediation, based upon periodic reviews of all sites for which they have, or may have, remediation responsibility. The Company accrues environmental investigation and remediation costs when it is probable that a liability has been incurred, the amount of the liability can be reasonably estimated and their responsibility for the liability is established. Generally, the timing of these accruals coincides with the earlier of formal commitment to an investigation plan, completion of a feasibility study or a commitment to a formal plan of action. The Company accrues its best estimate of investigation and remediation costs based upon facts known at such dates and because of the inherent difficulties in estimating the ultimate amount of environmental costs, which are further described below, these estimates may materially change in the future as a result of the uncertainties described below. Estimated costs, which are based upon experience with similar sites and technical evaluations, are judgmental in nature and are recorded at discounted amounts without considering the impact of inflation and are adjusted periodically to reflect changes in applicable laws or regulations, changes in available technologies and receipt by the Company of new information. It is difficult to estimate the ultimate level of future environmental expenditures due to a number of uncertainties surrounding environmental liabilities. These uncertainties include the applicability of laws and regulations, changes in environmental remediation requirements, the enactment of additional regulations, uncertainties surrounding remediation procedures including the development of new technology, the identification of new sites for which various of the Company's subsidiaries could be a PRP, information relating to the exact nature and extent of the contamination at each Environmental Site and the extent of required cleanup efforts, the uncertainties with respect to the ultimate outcome of issues which may be actively contested and the varying costs of alternative remediation strategies.

Due to the uncertainty described above, the Company's ultimate future liability with respect to sites at which remediation has not been completed may vary from the amounts reserved as of December 31, 2008.

The Company believes that the costs of completing environmental remediation of all sites for which the Company has a remediation responsibility have been adequately reserved and that the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Litigation

The Company and/or its subsidiaries are involved in various lawsuits arising from time to time that the Company considers ordinary routine litigation incidental to its business. Amounts accrued for litigation matters represent the anticipated costs (damages and/or settlement amounts) in connection with pending litigation and claims and related anticipated legal fees for defending such actions. The costs are accrued when it is both probable that a liability has been incurred and the amount can be reasonably estimated. The accruals are based upon the Company's assessment, after consultation with counsel (if deemed appropriate), of probable loss based on the facts and circumstances of each case, the legal issues involved, the nature of the claim made, the nature of the damages sought and any relevant information about the plaintiffs and other significant factors that vary by case. When it is not possible to estimate a specific expected cost to be incurred, the Company evaluates the range of probable loss and records the minimum end of the range. The Company believes that anticipated probable costs of litigation matters have been adequately reserved to the extent determinable. Based on current information, the Company believes that the ultimate conclusion of the various pending litigation of the Company, in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Product Liability

As a consumer goods manufacturer and distributor, the Company and/or its subsidiaries face the risk of product liability and related lawsuits involving claims for substantial money damages, product recall actions and higher than anticipated rates of warranty returns or other returns of goods.

The Company and/or its subsidiaries are therefore party to various personal injury and property damage lawsuits relating to their products and incidental to its business. Annually, the Company sets its product liability insurance program which is an occurrence-based program based on the Company and its subsidiaries' current and historical claims experience and the availability and cost of insurance. The Company's product liability insurance program generally includes a self-insurance retention per occurrence.

Cumulative amounts estimated to be payable by the Company with respect to pending and potential claims for all years in which the Company is liable under its self-insurance retention have been accrued as liabilities. Such accrued liabilities are based on estimates (which include actuarial determinations made by an independent actuarial consultant as to liability exposure, taking into account prior experience, number of claims and other relevant factors); thus, the Company's ultimate liability may exceed or be less than the amounts

accrued. The methods of making such estimates and establishing the resulting liability are reviewed on a regular basis and any adjustments resulting therefrom are reflected in current operating results.

Based on current information, the Company believes that the ultimate conclusion of the various pending product liability claims and lawsuits of the Company, in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Securities and Related Litigation

On November 20, 2008, the parties reached an agreement to settle the previously reported class action lawsuits that were filed in January and February 2006 in the United States District Court for the Southern District of New York against the Company and certain Company officers alleging violations of the federal securities laws.

The actions were filed on behalf of purchasers of the Company's common stock between June 29, 2005 (the date the Company announced the signing of the agreement to acquire The Holmes Group) and January 11, 2006. Joint lead plaintiffs were appointed on June 9, 2006, and filed an amended consolidated complaint on August 25, 2006 naming the Company, the Company's Consumer Solutions segment and certain officers of the Company as defendants (collectively "Defendants"). The amended consolidated complaint alleged, among other things, that the plaintiffs were injured by reason of certain allegedly false and misleading statements made by the Company relating to the expected benefits of the THG Acquisition.

Pursuant to the settlement reached on November 20, 2008, which is subject to court approval, the Company's insurance carriers will pay $8.0 into a settlement fund and the Defendants will obtain full releases from all claims in connection with the litigation. The plaintiffs' counsel will seek a portion of the settlement fund to cover attorneys' fees and expenses. On January 28, 2009, the Court preliminarily approved the settlement and scheduled a final settlement hearing for May 18, 2009. Any further litigation in the securities class action has been stayed pending final court approval of the settlement.

While the Company denies all of the allegations in the lawsuit and believes that its disclosures were appropriate, the Company and its insurance carriers agreed to settle the class action in order to avoid costly and time-consuming litigation. There will be no earnings or cash effect of this settlement on the Company as the entire amount of the settlement will be paid by the Company's liability insurers. Accordingly, the Company believes that the ultimate conclusion of any remaining issues in this case will not be material to the Company. The related shareholder derivative suit, which was filed in February 2006, was previously dismissed.

12. Taxes on Income

The components of the provision for income taxes attributable to continuing operations were as follows:

	Years Ended December 31,		
(In millions)	2008	2007	2006
Current income tax expense:			
U.S. federal	$ 0.5	$ 5.6	$ 3.4
Foreign	62.1	49.2	34.0
State and local	0.2	1.1	2.6
Total	62.8	55.9	40.0
Deferred income tax expense (benefit):			
U.S. federal	(19.9)	(11.2)	37.2
State, local and other, net of federal tax benefit	(3.9)	(2.9)	5.0
Foreign	(12.7)	(3.3)	(0.2)
Total	(36.5)	(17.4)	42.0
Total income tax provision	$ 26.3	$ 38.5	$ 82.0

The difference between the federal statutory income tax rate and the Company's reported income tax rate as a percentage of income (loss) from operations is reconciled as follows:

	Years Ended December 31,		
	2008	**2007**	**2006**
Federal statutory tax rate	(35.0)%	35.0%	35.0%
Increase (decrease) in rates resulting from:			
State and local taxes, net	(24.3)	(4.6)	1.7
Foreign rate differences	(30.1)	(6.8)	(1.4)
Internal restructuring of domestic legal entities	—	—	7.2
Non-deductible compensation	12.3	6.6	1.0
Foreign earnings not permanently reinvested	43.2	18.0	—
IRS audit settlements	—	7.0	—
Goodwill impairment	102.7	—	—
Valuation allowance	7.7	—	—
Other	4.2	2.5	0.1
Reported income tax rate	80.7%	57.7%	43.6%

Foreign pre-tax income was approximately $165, $144, and $109 for 2008, 2007, and 2006, respectively.

Deferred tax (liabilities) assets are comprised of the following:

	As of December 31,	
(In millions)	**2008**	**2007**
Intangibles	$ (296.8)	$ (374.6)
Goodwill	(68.5)	(78.2)
Financial reporting amount of a subsidiary in excess of tax basis	(72.5)	(72.5)
Foreign earnings not permanently reinvested	(16.8)	(9.6)
Other	(29.8)	(18.0)
Gross deferred tax liabilities	(484.4)	(552.9)
Net operating loss	150.0	138.9
Accounts receivable allowances	14.4	16.7
Inventory valuation	44.2	36.0
Pension and postretirement	51.4	24.3
Stock-based compensation	14.7	14.5
Other compensation and benefits	14.8	13.2
Operating reserves	75.9	95.1
Property and equipment	—	11.1
Other	61.5	44.1
Gross deferred tax assets	426.9	393.9
Valuation allowance	(28.0)	(35.7)
Net deferred tax liability	$ (85.5)	$ (194.7)

The Company continually reviews the adequacy of the valuation allowance. A valuation allowance is recorded if, based on the weight of available evidence, it is more likely than not that a deferred tax asset will not be realized. This assessment is based on an evaluation of the level of historical taxable income and projections for future taxable income. During 2008, the Company's valuation allowance was increased by $2.5 due to the inability to benefit from certain foreign losses which were booked as additional tax expense. In addition, certain valuation allowances decreased by $10.2, principally from certain foreign losses and other deferred tax assets that were considered no longer available.

At December 31, 2008, the Company had net operating losses ("NOLs") of approximately $1.2 billion for domestic tax purposes. Of this amount, approximately $1.0 billion were acquired through acquisitions, of which approximately $849 are not reflected on the financial statements. Additionally, approximately $1.0 billion of these domestic NOLs are subject to varying limitations on their use under Section 382 of the Internal Revenue Code.

The Company has also accumulated or acquired through acquisition approximately $116 of foreign NOLs. Of the total foreign NOLs, none will expire in years ending December 31, 2009 through 2010. Approximately $22 of the foreign NOLs will expire in years subsequent to 2010, and approximately $94 have an unlimited life.

The Internal Revenue Service ("IRS") audit of the Company's federal income tax returns for its fiscal years ended December 31, 2003 and 2004 was closed in the fourth quarter of 2007 and payment of assessments was made by the Company in 2008. Additionally, the IRS audits of two of the Company's acquired subsidiaries for tax years prior to the Company's acquisition of those subsidiaries (fiscal tax years ending December 31, 2004 and January 24, 2005, and tax years 2001 through 2004) were also closed in 2008. Adjustments have been fully recorded in the Company's tax accounts as appropriate. The Company and/or its subsidiaries are also subject to state and foreign income tax audits. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations.

Generally, the Company intends to indefinitely reinvest undistributed earnings of certain of its foreign subsidiaries outside the United States. As a result the Company has not provided for U.S. income taxes on undistributed foreign earnings of approximately $625 at December 31, 2008. The Company intends to permanently reinvest these earnings in the future growth of its foreign businesses under the guidance provided in APB Opinion No. 23," Accounting for Income Taxes—Special Areas". Determination of the amount of unrecognized deferred U.S. income liability is not practicable because of the complexities associated with its hypothetical calculation. In 2008 and 2007, the Company recorded a $7.9 and $9.7, respectively, deferred tax charge related to profits that were deemed not to be permanently reinvested outside of the United States.

Effective January 1, 2007, the Company adopted the provisions of FIN 48. As a result, the Company now applies a more-likely-than-not recognition threshold for all tax uncertainties. The Company measures and recognizes a benefit for tax positions that meet the more-likely-than-not recognition threshold. For tax uncertainties that have a greater than 50% likelihood of being sustained upon examination, the benefit is measured based upon the likely amount to be realized upon ultimate settlement. As a result of the adoption of FIN 48 the Company recognized a $0.6 decrease in retained earnings as of January 1, 2007.

The following table sets forth the details and the activity related to unrecognized tax benefit of and for the years ended December 31, 2008 and 2007:

(In millions)	2008	2007
Unrecognized tax benefits, January 1,	$ 96.7	$ 68.0
Increases (decreases):		
Acquisitions	(22.6)	28.9
Tax positions taken during the current period	2.7	2.4
Tax positions taken during a prior period	(0.6)	5.8
Settlements with taxing authorities	(2.8)	(9.5)
Other	(0.4)	1.1
Unrecognized tax benefits, December 31,	$ 73.0	$ 96.7

The Company's gross unrecognized tax benefit at the date of adoption of FIN 48 was approximately $68. During 2008, the change in the unrecognized tax benefits primarily relates to the adjustment of acquired unrecognized tax benefits and the settlement of the Company's 2003 and 2004 domestic audits. The amount of gross unrecognized tax benefits recorded at the date of acquisition of K2 and Pure Fishing were approximately $7.1 and $4.4, respectively. During 2008, the Company paid federal income tax of approximately $3.3 and interest of approximately $0.7 attributable to a recently agreed upon IRS audit. Additionally, the Company received refunds of approximately $1.1 from the settlement of an audit of a subsidiary. At December 31, 2008, the amount of gross unrecognized tax benefits that, if recognized, would affect the reported tax rate is approximately $73.0. The Company is indemnified for approximately $10.8 of the gross unrecognized tax benefit from the sellers of acquired companies.

The Company conducts business globally and, as a result, the Company or its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states, local, and foreign jurisdictions. In the normal course of business, the Company or its subsidiaries are subject to examination by tax authorities throughout the world, including such major jurisdictions as Canada, France, Germany, Hong Kong, Japan, Mexico, Venezuela, and the United States. The Company is currently under examination for the income tax filings in various state and foreign jurisdictions.

At December 31, 2008, the Company believes it has no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits may significantly change within twelve months.

The Company classifies all interest and penalties on uncertain tax positions as income tax expense, which is consistent with the classification in prior years. As of December 31, 2008, and 2007, the liability for tax-related interest was $8.6 and $8.2, respectively. Additionally, the 2008 and 2007 provision for income taxes includes tax-related interest of $0.5 and $2.0, respectively.

13. Stockholders' Equity and Share-Based Awards

The Company maintains the Amended and Restated 2003 Stock Incentive Plan, as amended (the "2003 Plan"), which allows for grants of stock options, restricted stock and short-term cash awards. There were approximately 0.6 million share-based awards available for grant under the 2003 Plan at December 31, 2008.

Stock Options

A summary of the Company's stock option activity in 2008, 2007 and 2006 is as follows:

	2008		2007		2006	
(Shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	3,431.2	$ 16.88	4,101.2	$ 17.38	4,695.5	$ 16.92
Granted	871.5	20.88	—	—	100.0	33.37
Exercised	(186.8)	11.29	(457.4)	18.39	(447.1)	9.94
Cancelled	(350.9)	27.5	(212.6)	23.41	(247.2)	28.54
Options outstanding, end of year	3,765.0	$ 17.09	3,431.2	$ 16.88	4,101.2	$ 17.38
Options exercisable, end of year	2,774.8	$ 15.31	2,484.4	$ 12.07	2,694.1	$ 12.74

Significant option grants outstanding at December 31, 2008 and related weighted average price and life information is as follows:

	Options Outstanding			Options Exercisable	
(Shares in thousands) Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average remaining life (years)	Number Exercisable	Weighted Average Exercise Price
$2.43 – $ 8.19	71.8	$ 5.91	3.14	71.8	$ 5.91
$8.60 – $13.14	1,804.0	9.33	3.74	1,786.0	9.32
$14.30 – $21.40	956.8	20.85	6.39	124.3	19.62
$21.90 – $28.57	215.0	23.61	5.27	199.0	23.54
$29.46 – $37.99	717.4	30.76	3.38	593.7	30.84
	3,765.0	$ 17.09	4.42	2,774.8	$ 15.31

The Company does not use cash to settle any of its options or restricted share awards and when available issues shares from its treasury stock instead of issuing new shares. The total intrinsic value of options exercised for 2008, 2007 and 2006, based upon the average market price during the period, was approximately $2.1, $9.9, and $10.5, respectively.

The weighted average assumptions used to determine the fair value of options granted is as follows:

	2008	2007	2006
Expected volatility	37.7%	—%	36.0%
Risk-free interest rates	3.2%	—%	3.5%
Expected life (in years)	4.5	—	5.0

During 2008, the Company has granted approximately 0.9 million common stock options (the "Awards"). The weighted average grant date fair value of each award was $7.44 per share with an aggregate fair value of $6.5 for the grant. The Awards vest ratably over the explicit service period.

Restricted Shares of Common Stock

The Company issues restricted share awards whose restrictions lapse upon either the passage of time (service vesting), achieving performance targets, attaining Company common stock price thresholds, or some combination of these restrictions. For those restricted share awards with common stock price thresholds, the fair values were determined using a Monte Carlo simulation embedded in a lattice model. The fair value for all other restricted share awards were based on the closing price of the Company's common stock on the dates of grant.

A summary of the Company's restricted share activity for 2008, 2007 and 2006 is as follows:

(Shares in thousands)	Shares	Weighted average fair value
Outstanding as of December 31, 2005	1,928.6	$ 32.00
Granted	1,207.4	28.56
Released	(173.8)	30.63
Cancelled	(162.1)	31.98
Outstanding as of December 31, 2006	2,800.1	30.60
Granted	2,057.7	34.94
Released	(2,470.6)	31.05
Cancelled	(338.5)	31.84
Outstanding as of December 31, 2007	2,048.7	33.98
Granted	277.4	19.51
Released	(581.4)	30.18
Cancelled	(286.0)	31.13
Outstanding as of December 31, 2008	1,458.7	$ 33.30

For those restricted awards with common stock price thresholds, the weighted average grant date fair values of these awards were $17.30, $37.34 and $21.91 for the years ended December 31, 2008, 2007 and 2006, respectively, based on the following assumptions:

	2008	2007	2006
Expected volatility	37.0%	36.4%	36.3%
Risk-free interest rates	3.3%	4.6%	3.5%
Derived service periods (in years)	2.4	0.6	1.5

For all other restricted share awards the weighted average grant date fair values $19.60, $33.47 and $29.29 for the years ended December 31, 2008, 2007 and 2006, respectively.

During 2008, the majority of the restricted shares granted were primarily performance based awards which vest upon achievement of certain internal performance measures and fulfillment of the explicit service periods.

During 2007, the Company granted a total of approximately 2.1 million restricted awards. As part of these awards, in May 2007, the Company's board of directors approved the granting of an aggregate of 0.4 million restricted shares of the Company's common stock to certain executive officers of the Company. The grant date fair value of these restricted share awards was $39.93 per share with an aggregate fair value of $14.6 for the grant and a vesting stock price of $48.70 per share. In November 2007, the Company accelerated the vesting of these and other restricted share awards for certain employees who in exchange forfeited the right to certain termination benefits. Additionally, the affected employees are restricted from selling a portion of the shares through 2012, subject to certain exceptions. As a result, the Company recorded a charge of $22.8 and the number common shares outstanding increased by approximately 0.8 million shares. The other restricted awards granted by the Company during 2007 vest primarily by achieving certain performance measures or common stock price thresholds in addition to rendering explicit service requirements. Approximately 0.4 million awards were granted with common stock thresholds and the weighted average grant date fair value was $35.06 per share with an aggregate fair value of $14.5. Approximately 1.3 million awards were granted with performance measures and the weighted average grant date fair value of these awards was $33.47 per share with an aggregate fair value of $42.8.

During 2006, the majority of the restricted shares granted were primarily performance based awards which vest upon achievement of certain internal performance measures and fulfillment of the explicit service periods. Additionally, there were 119,667 restricted shares granted which vest on the date certain Jarden common stock prices targets are achieved and explicit service periods are rendered.

As of December 31, 2008, there was $21.2 of unrecognized compensation cost related to non-vested share-based awards. Those costs are expected to be recognized through 2011 over a weighted-average period of approximately 12 months.

Stockholders' Equity

On November 19, 2008, the Board of Directors (the "Board") of the Company declared a dividend of one preferred share purchase right (a "Right") in connection with its adoption of a Rights Agreement dated as of November 19, 2008, for each outstanding share of common stock of the Company on December 1, 2008 (the "Record Date"). Each share of common stock issued after the Record Date will be issued with an attached Right. The Rights are not immediately exercisable and detachable from the common stock. The Rights will become exercisable and detachable upon the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of at least 10% or at least 15% for certain institutional investors of the outstanding shares of the Company's common stock (with certain exceptions, an "Acquiring Person") or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of at least 10% or at least 15% for certain institutional investors of the outstanding shares of common stock (the earlier of such dates being called the "Distribution Date"). After the Distribution Date, each Right will entitle the holder to purchase for $51.00, subject to adjustment, one one-thousandth of a share of the Company's Series D Junior Participating Preferred Stock. In the event the Rights become exercisable, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that after a person or group becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right. If not earlier exchanged or redeemed, the Rights will expire on November 19, 2011.

In November 2007, the Company's Board of Directors authorized a new stock repurchase program that would allow the Company to repurchase up to $100 of its common stock. The Company repurchased approximately 1.5 million and 1.1 million shares of its common stock in 2008 and 2007, respectively, under this plan at an average price per share of $15.12 and $26.58, respectively.

In August 2007, in connection with the Acquisition, the Company issued approximately 5.3 million shares of common stock (see Note 3).

The common stock warrant (the "Warrant") issued in connection with the Pure Fishing acquisition (see Note 3) grants the holder the right to at any time after the one year from the date of issue to purchase approximately 2.2 million shares of Jarden common stock at an initial purchase price of $45.32 per share (subject to adjustment as provided therein). The Warrant, which has an initial fair value of approximately $13, must be exercised in full and expires on March 31, 2012. The Company has the option to require the holder to exercise the Warrant if at any time after one year from the date of issuance the closing price of Jarden's common stock exceeds $50.99 (subject to equitable adjustment for certain transactions) for a period of three consecutive trading days. If the holder of the Note, also issued in connection with the Pure Fishing acquisition (see Note 3) causes Jarden to redeem the Note, then the threshold price for the right of mandatory exercise of the Warrant will be reduced from the aforementioned $50.99 per share to $45.32 per share.

In November 2006, the Company completed an equity offering which included four million newly issued shares of common stock that resulted in net proceeds to the Company of approximately $139. The proceeds were used to pay down outstanding loans under its senior credit facility and securitization borrowings.

14. Earnings Per Share Calculation

A computation of the weighted average shares outstanding is as follows:

(In millions)	Years Ended December 31, 2008	2007	2006
Weighted average shares outstanding:			
Basic	75.2	71.9	65.4
Dilutive share-based awards *(1)*	—	1.4	1.1
Diluted	75.2	73.3	66.5

(1) For 2008 excludes 1.1 million potentially dilutive share-based awards as their effect would be antidilutive.

Stock options and warrants to purchase approximately 3.1 million, 3.1 million and 0.1 million shares of the Company's common stock at December 31, 2008, 2007 and 2006 had exercise prices that exceeded the average market price of the Company's common stock for the three months ended December 31, 2008, 2007 and 2006, respectively. As such, these share-based awards did not affect the computation of diluted earnings per share.

15. Employee Benefit Plans

The Company maintains defined benefit pension plans for certain of its employees and provides certain postretirement medical and life insurance benefits for a portion of its employees. At December 31, 2008, substantially all the domestic pension and postretirement plans are frozen to new entrants and to future benefit accruals.

For 2008, pursuant to the measurement date provisions of SFAS 158, the pension and postretirement obligations are measured as of December 31, 2008. For 2007, the pension and postretirement obligations are measured as of September 30 and December 31. For 2006, the pension and postretirement obligations are measured as of September 30, 2006. The pension and postretirement obligations for 2007 measured at December 31 are the obligations resulting from the acquisitions of K2 and Pure Fishing. For the plans measured as of December 31, the aggregate benefit obligation and plan assets at December 31, 2007 are $89.1 and $74.8, respectively. Benefit obligations are calculated using generally accepted actuarial methods. Actuarial gains and losses are amortized using the corridor method over the average remaining service life of its active employees.

Net Periodic Expense

The components of net periodic pension and postretirement benefit expense for 2008, 2007 and 2006 are as follows:

	Pension Benefits								
	2008			2007			2006		
(In millions)	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Service cost	$ 0.2	$ 1.0	$ 1.2	$ 0.4	$ 0.8	$ 1.2	$ 0.7	$ 0.7	$ 1.4
Interest cost	18.3	1.9	20.2	15.9	1.2	17.1	13.9	0.6	14.5
Expected return on plan assets	(18.5)	(1.2)	(19.7)	(14.7)	(0.8)	(15.5)	(12.5)	(0.4)	(12.9)
Amortization:									
Prior service cost	—	—	—	0.1	—	0.1	0.1	—	0.1
Net actuarial loss	—	—	—	0.2	—	0.2	0.3	0.1	0.4
Net periodic cost	—	1.7	1.7	1.9	1.2	3.1	2.5	1.0	3.5
Curtailments and settlements	0.3	(0.1)	0.2	0.9	—	0.9	0.1	(0.2)	(0.1)
Total expense	$ 0.3	$ 1.6	$ 1.9	$ 2.8	$ 1.2	$ 4.0	$ 2.6	$ 0.8	$ 3.4
Assumptions									
Weighted average assumption used to calculate net periodic cost:									
Discount rate	6.21%	5.37%	6.12%	5.88%	4.95%	5.80%	5.43%	4.51%	5.39%
Expected return on plan assets	8.14%	5.72%	7.94%	8.11%	5.94%	8.00%	8.24%	6.43%	8.18%
Rate of compensation increase	—	4.07%	4.07%	—	3.80%	3.80%	—	3.52%	3.52%

(In millions)	Postretirement Benefits 2008	2007	2006
Service cost	$ 0.2	$ 0.4	$ 0.5
Interest cost	1.1	1.2	1.4
Amortization:			
Prior service benefit	(0.8)	(0.3)	(0.3)
Net actuarial (gain)/loss	(0.5)	(0.4)	0.1
Net periodic cost	—	0.9	1.7
Curtailments and settlements	(16.2)	—	(1.7)
Total expense (credit)	$ (16.2)	$ 0.9	$ —
Assumptions			
Weighted average assumption used to calculate net periodic cost:			
Discount rate	6.25%	5.85%	5.50%
Rate of compensation increase	3.00%	3.00%	—

The amount of accumulated other comprehensive income expected to be recognized in net periodic benefit cost for the year ending December 31, 2009 is as follows:

	Pension Benefits			
(In millions)	Domestic	Foreign	Total	Postretirement
Prior service cost	$ —	$ —	$ —	$ 0.8
Net actuarial loss	4.8	0.1	4.9	0.1
	$ 4.8	$ 0.1	$ 4.9	$ 0.9

Funded Status

The following provides a reconciliation of the benefit obligation, plan assets and the funded status of the pension and postretirement plans as of December 31, 2008 and 2007:

	Pension Benefits						Postretirement Benefits	
	2008			2007			2008	2007
(In millions)	Domestic	Foreign	Total	Domestic	Foreign	Total		
Change in benefit obligation:								
Benefit obligation at beginning of year	$ 307.6	$ 37.4	$ 345.0	$ 254.3	$ 14.7	$ 269.0	$ 18.7	$ 19.9
Acquisition	—	—	—	67.9	21.4	89.3	—	2.0
Service cost	0.2	1.0	1.2	0.4	0.8	1.2	0.2	0.4
Interest cost	18.3	1.9	20.2	15.9	1.2	17.1	1.1	1.2
Curtailments and settlements	(0.7)	(1.6)	(2.3)	(2.4)	(0.2)	(2.6)	—	—
Amendments	—	—	—	0.2	—	0.2	(8.8)	(2.0)
Actuarial loss (gain)	5.7	(1.3)	4.4	(8.9)	(1.2)	(10.1)	(2.6)	(2.2)
Participant contributions	—	0.1	0.1	—	—	—	0.7	0.7
Benefits paid	(26.9)	(2.3)	(29.2)	(19.8)	(1.2)	(21.0)	(1.3)	(1.5)
Adjustment to initially apply the measurement date provisions of FASB Statement No. 158	3.9	0.4	4.3	—	—	—	0.3	—
Foreign currency translation and other	—	(3.4)	(3.4)	—	1.9	1.9	0.1	0.2
Benefit obligation at end of year *(1)*	308.1	32.2	340.3	307.6	37.4	345.0	8.4	18.7
Change in plan assets:								
Fair value of plan assets at beginning of year	$ 259.7	$ 22.8	$ 282.5	$ 194.0	$ 6.6	$ 200.6	$ —	$ —
Acquisition	—	—	—	59.6	13.6	73.2	—	—
Actual return on plan assets	(61.9)	(1.1)	(63.0)	19.8	1.2	21.0	—	—
Company contributions	16.2	2.1	18.3	8.5	1.8	10.3	0.6	0.8
Settlements	(0.7)	(1.0)	(1.7)	(2.4)	(0.2)	(2.6)	—	—
Participant contributions	—	0.1	0.1	—	—	—	0.7	0.7
Benefits paid	(26.9)	(2.3)	(29.2)	(19.8)	(1.2)	(21.0)	(1.3)	(1.5)
Foreign currency translation and other	—	(3.4)	(3.4)	—	1.0	1.0	—	—
Fair value of plan assets at end of year	186.4	17.2	203.6	259.7	22.8	282.5	—	—
Reconciliation of funded status:								
Funded status	(121.7)	(15.0)	(136.7)	(47.9)	(14.6)	(62.5)	(8.4)	(18.7)
Fourth quarter activity:								
Curtailments and settlements	—	—	—	(0.3)	—	(0.3)	—	—
Contributions	—	—	—	1.5	0.2	1.7	—	0.1
Net liability recognized in the consolidated balance sheet	$ (121.7)	$ (15.0)	$ (136.7)	$ (46.7)	$ (14.4)	$ (61.1)	$ (8.4)	$ (18.6)
Assumptions								
Weighted average assumption used to calculate benefit obligation:								
Discount rate	6.19%	5.57%	6.13%	6.21%	5.37%	6.12%	6.25%	6.25%
Rate of compensation increase	—	2.95%	2.95%	—	4.07%	4.07%	3.00%	3.00%
Healthcare cost trend rate:								
Current:								
Pre-Age 65	—	—	—	—	—	—	7.25%	8.00%
Post-Age 65	—	—	—	—	—	—	7.75%	9.01%
Ultimate	—	—	—	—	—	—	4.50%	5.00%

(1) The accumulated benefit obligation for all defined benefit pension plans was $338.5 and $342.7 at December 31, 2008 and 2007, respectively.

Amounts recognized in the Company's Consolidated Balance Sheets consist:

	Pension Benefits		Postretirement Benefits	
(In millions)	**2008**	**2007**	**2008**	**2007**
Other Assets	$ 0.6	$ 0.9	$—	$ —
Accrued benefit cost	(137.3)	(62.0)	(8.4)	(18.6)
Net amount recognized	$ (136.7)	$ (61.1)	$ (8.4)	$(18.6)

Summary of under-funded or non-funded pension benefit plans with projected benefit obligation in excess of plan assets as of December 31, 2008 and 2007:

	Pension Benefits	
(In millions)	**2008**	**2007**
Projected benefit obligation	$ 331.8	$ 337.8
Fair value of plan assets	194.4	274.5

Summary of pension plans with accumulated benefit obligations in excess of plan assets:

	Pension Benefits	
(In millions)	**2008**	**2007**
Accumulated benefit obligation	$330.0	$335.7
Fair value of plan assets	194.4	274.5

The Company employs a total return investment approach for its pension and postretirement benefit plans whereby a mix of equities and fixed income investments are used to maximize the long-term return of pension and postretirement plan assets. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolios contain a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across geography and market capitalization through investments in U.S. large-capitalization stocks, U.S. small-capitalization stocks and international securities. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The expected long-term rate of return for plan assets is based upon many factors including expected asset allocations, historical asset returns, current and expected future market conditions, risk and active management premiums. The expected long-term rate of return is adjusted when there are fundamental changes in expected returns on the Company's defined benefit pension plan's investments. The Company's target asset allocation for 2008 and 2007 is as follows: equities—55%-65%; bonds—25%-40% and cash and money funds— 0%-20%.

The allocation percentage of plan assets follows:

	2008	**2007**
Asset allocation:		
Equity securities and funds	42.2%	56.8%
Debt securities and funds	43.9	31.6
Other	13.9	11.6
Total	100.0%	100.0%

Domestic Contributions

In 2009, the Company expects to make cash contributions of approximately $24 and $1.1 to its domestic pension and postretirement plans, respectively. These contributions are for both funded and unfunded plans and are net of participant contributions.

Foreign Contributions

The Company funds its pension plans in amounts consistent with applicable laws and regulations and expects to make cash contributions of approximately $1.3 in 2009.

Information about the expected benefit payments for the Company's pension and postretirement plans are as follows:

(In millions)

Years Ending December 31,	Pension Plans	Postretirement Plans
2009 *(1)*	$ 39.5	$ 1.1
2010	23.5	0.9
2011	23.9	0.8
2012	23.7	0.7
2013	23.4	0.6
Next 5 years	121.5	2.9
Total	$ 255.5	$ 7.0

(1) Includes approximately $17 related to the anticipated settlement of a domestic pension plan.

The current healthcare cost trend rate gradually declines through 2012 to the ultimate trend rate and remains level thereafter. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

(In millions)	1% Increase	1% Decrease
Service and interest cost components of postretirement benefit costs	$ 0.1	$ (0.1)
Postretirement benefit obligation	0.1	(0.1)

The Company sponsors defined contribution savings plans for substantially all of its U.S. employees. Under provisions for this plan, employees may contribute a percentage of eligible compensation on both a before-tax basis and after-tax basis. The Company matches a percentage of a participating employee's before-tax contributions. For 2008, 2007 and 2006 the defined contribution savings plan expense was $9.7, $8.3 and $6.9, respectively.

16. Reorganization and Acquisition-Related Integration Costs

For 2008, 2007 and 2006, the Company recorded the following reorganization and acquisition-related integration costs:

(In millions)	Employee Terminations	Other Charges	Impairment	Total
2008				
Charged to Results of Operations:				
Outdoor Solutions	$ 14.7	$ 17.9	$—	$ 32.6
Consumer Solutions	—	—	—	—
Branded Consumables	7.4	3.3	—	10.7
Process Solutions	3.6	1.6	3.7	8.9
Corporate	4.1	3.5	—	7.6
Subtotal	29.8	26.3	3.7	59.8
Capitalized as a Cost of Acquisition:				
Outdoor Solutions	2.5	3.5	—	6.0
Corporate	0.4	—	—	0.4
	$ 32.7	$ 29.8	$ 3.7	$ 66.2

(In millions)	Employee Terminations	Other Charges	Impairment	Total
2007				
Charged to Results of Operations:				
Outdoor Solutions	$ 2.1	$ 6.5	$ 1.1	$ 9.7
Consumer Solutions	4.2	12.8	—	17.0
Branded Consumables	2.4	8.0	4.3	14.7
Process Solutions	0.5	0.1	2.2	2.8
Corporate	1.7	3.2	0.5	5.4
Subtotal	10.9	30.6	8.1	49.6
Capitalized as a Cost of Acquisition:				
Outdoor Solutions	3.4	1.8	—	5.2
	$ 14.3	$ 32.4	$ 8.1	$ 54.8

(In millions)	Employee Terminations	Other Charges	Impairment	Total
2006				
Outdoor Solutions	$ 2.8	$ 0.1	$—	$ 2.9
Consumer Solutions	10.6	16.0	—	26.6
Branded Consumables	0.8	3.7	3.3	7.8
Corporate	—	(0.5)	—	(0.5)
	$ 14.2	$ 19.3	$ 3.3	$ 36.8

Capitalized Reorganization and Impairment Charges

In connection with the Acquisition, management approved and initiated plans to restructure the operations of K2. These plans were contemplated at the time of the Acquisition and include in part, the elimination of certain duplicative functions and vacating redundant facilities in order to reduce the combined cost structure of the Company. The capitalized costs incurred during 2008 and 2007 primarily relate to workforce reductions associated with the elimination of duplicative functions and other exit costs resulting from the Acquisition. These costs were recognized as a liability assumed in the Acquisition and are included in the allocation of the cost to acquire K2 (see Note 3) and are accrued within the Outdoor Solutions segment.

Outdoor Solutions Segment Reorganization

During 2007, the Company initiated a plan to integrate certain businesses acquired from K2 and Pure Fishing. This plan includes in part, facility closings and headcount reductions. Prior to 2007, the Company implemented various strategic initiatives in the Outdoor Solutions segment. These initiatives included both rationalizing and outsourcing certain European manufacturing facilities and the reorganization of the domestic sales force. Employee termination charges 2008, 2007 and 2006 relate to the implementation of these initiatives.

For 2008 and 2007, other charges relate to the integration of K2 and Pure Fishing and include professional fees ($5.7 and $1.8, respectively), contract termination fees ($0.6 and $0.8, respectively), lease and move costs ($3.7 and $2.2, respectively) and other costs ($7.9 and $1.8, respectively).

As of December 31, 2008, $5.3 of severance and other employee related costs and $5.7 of other costs remain accrued for these initiatives.

Consumer Solutions Segment Reorganization

As part of the acquisition of American Household, Inc. (the "AHI Acquisition") and The Holmes Group, Inc. (the "THG Acquisition"), each in 2005, it was determined that, due to similarities between the combined Consumer Solutions segment customer base, distribution channels and operations, significant cost savings could be achieved by integrating certain functions of these businesses, such as distribution and warehousing, information technology and certain administrative functions. In order to leverage a shared infrastructure, the Company initiated certain reorganization plans prior to 2006. This initiative was largely completed during 2007. Employee termination charges for 2007 and 2006 primarily relate to this plan.

For 2007, other charges primarily consist of lease termination costs ($8.0) and professional fees, employee relocation and other charges ($4.8). For 2006, other charges primarily consist of facility closing costs, ($4.2), retention bonuses ($4.3), professional fees ($4.8), travel expenses ($1.7) and of relocation costs ($0.6).

As of December 31, 2008, $9.5 of costs, primarily lease obligations, remain accrued for these initiatives.

Branded Consumables Segment Reorganization

In 2007, the Company initiated a plan to consolidate certain non-manufacturing processes across this segment's platform. This plan includes headcount reduction and facility consolidation. Prior to 2007, the Company began implementing a strategic plan to reorganize its Branded Consumables segment and thereby facilitate long-term cost savings and improve management and reporting capabilities. Specific cost savings initiatives include the utilization of certain shared distribution and warehousing services and information systems platforms and outsourcing the manufacturing of certain kitchen products. Employee termination charges in 2007, and 2006 primarily relate to these plans and all employees under this plan have been terminated.

For 2008 and 2007, other charges primarily consist of facility closing costs ($0.9 and $1.8, respectively) and other costs for professional fees and employee relocation, primarily related to the consolidation of certain non-manufacturing processes across the segment platform ($2.4 and $6.2, respectively). For 2006, other charges primarily consisted of inventory moving costs ($1.6).

Impairment costs for 2007 relate to the exit of the casino chip business, which resulted in a goodwill impairment charge ($2.9) and the write off of certain other assets related to this business ($1.4).

Process Solutions Segment Reorganization

During 2007, the Company initiated a plan to consolidate manufacturing facilities related to the plastics business. The plan was expected to result in facility closures and headcount reductions. Employee termination and other charges for 2008 primarily relate to this plan and $2.8 of cost remained accrued at December 31, 2008.

The impairment charge in 2008 primarily relates to the write down of long-lived assets attributable to a plant closure announced in 2008.

The impairment charge in 2007 primarily relates to the write down of long-lived assets used in the production process for certain unprofitable product-lines that were exited during 2007.

Corporate Reorganization

For 2008 and 2007, the severance and other employee benefit-related benefits costs ($4.1 and $1.7, respectively) and other charges ($3.5 and $3.2, respectively), principally professional fees, are primarily due to the integration of certain corporate functions related to the Acquisition.

The following table sets forth the details and the activity related to reorganization and acquisition-related integration costs as of and for the years ended December 31, 2008 and 2007:

		Reorganization and acquisition-related integration costs, net				
(In millions)	Accrual Balance at December 31, 2007	Charged to Results of Operations	Capitalized as a Cost of Acquisition	Payments	Foreign Currency and Other	Accrual Balance at December 31, 2008
Severance and other employee-related *(1)*	$ 11.6	$ 29.8	$ 2.9	$ (27.5)	$ (4.5)	$ 12.3
Other costs	14.9	26.3	3.5	(30.8)	1.9	15.8
	$ 26.5	$ 56.1	$ 6.4	$ (58.3)	$ (2.6)	$ 28.1
Impairment		3.7				
		$ 59.8				

		Reorganization and acquisition-related integration costs, net				
(In millions)	Accrual Balance at December 31, 2006	Charged to Results of Operations	Capitalized as a Cost of Acquisition	Payments	Foreign Currency and Other	Accrual Balance at December 31, 2007
Severance and other employee-related *(1) (2)*	$ 11.5	$ 10.9	$ 3.4	$ (14.3)	$ 0.1	$ 11.6
Other costs *(2)*	3.4	30.6	1.8	(20.9)	—	14.9
	$ 14.9	$ 41.5	$ 5.2	$ (35.2)	$ 0.1	$ 26.5
Impairment		8.1				
		$ 49.6				

(1) For 2008 and 2007, the total headcount underlying these costs is approximately 900 and 1,150, respectively. At December 31, 2008, approximately 50 employees have not been terminated under the plans.

(2) Amounts accrued at December 31, 2008 for severance and other employee-related will be paid in 2009, while amounts accrued for other costs (principally lease costs) will be paid through 2015.

17. Segment Information

The Company and its chief operating decision makers use "segment earnings" to measure segment operating performance. During the first quarter of 2008, the Company modified the composition of segment earnings to include stock-based compensation. All prior periods have been reclassified to conform to the current presentation.

The Company reports four business segments: Outdoor Solutions, Consumer Solutions, Branded Consumables and Process Solutions. The Company's sales are principally within the United States. The Company's international operations are mainly based in Asia, Canada, Europe and Latin America.

In the Outdoor Solutions segment the Company manufactures and sources, markets and distributes global consumer active lifestyle products for outdoor and outdoor related activities. For general outdoor activities, Coleman® is a leading brand for active lifestyle products, offering an array of products that include camping and outdoor equipment such as air beds, camping stoves, coolers, foldable furniture, gas and charcoal grills, lanterns and flashlights, propane fuel, sleeping bags, tents and water recreation products such as boats, kayaks and tow-behinds. The Outdoor Solutions segment also sells fishing equipment under brand names such as Abu Garcia®, All Star®, Berkley®, Fenwick®, Gulp!®, JRC™, Mitchell®, Penn®, Pflueger®, Sevenstrand®, Shakespeare®, Spiderwire®, Stren®, Trilene®, Ugly Stik® and Xtools®. Team sports equipment for baseball, softball, football, basketball, field hockey and lacrosse products are sold under brand names such as deBeer®, Gait by deBeer®, Miken®, Rawlings® and Worth®. Alpine and nordic skiing, snowboarding, snowshoeing and in-line skating products are sold under brand names such as Atlas™, K2®, Line®, Little Bear®, Madshus®, Marker®, Morrow®, Ride®, Tubbs®, Völkl® and 5150 Snowboards®. Water sports equipment, personal flotation devices and all-terrain vehicle gear are sold under brand names such as Hodgman®, Mad Dog Gear®, Sevylor®, Sospenders® and Stearns®. The Company also sells high performance technical and outdoor apparel and equipment under brand names such as Adio®, Ex Officio®, Marmot® and Planet Earth®.

In the Consumer Solutions segment the Company manufactures and sources, markets, and distributes a diverse line of household products, including kitchen appliances and personal care and wellness products for home use. This segment maintains a strong portfolio of globally recognized brands including Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam® and Villaware®. The principal products in this segment include clippers and trimmers for professional use in the beauty and barber and animal segments; electric blankets, mattress pads and throws; household kitchen appliances, such as blenders, coffeemakers, irons, mixers, slow cookers, toasters, toaster ovens and vacuum packaging machines; personal care and wellness products, such as air purifiers, fans, heaters and humidifiers, for home use; products for the hospitality industry; and scales for consumer use.

In the Branded Consumables segment the Company manufactures and sources, markets and distributes a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples including arts and crafts paint brushes, children's card games, clothespins, collectible tins, cordage, firelogs and firestarters, home safety equipment, home canning jars and accessories, kitchen matches, other craft items, plastic cutlery, playing cards and accessories, storage and workshop accessories, toothpicks and other accessories. This segment markets our products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, KEM®, Kerr®, Lehigh®, Leslie-Locke®, Loew Cornell® and Pine Mountain® brand names, among others.

In the Process Solutions segment the Company manufactures, markets and distributes a wide variety of plastic products including closures, contact lens packaging, plastic cutlery, medical disposables and rigid packaging. Many of these products are consumable in nature or represent components of consumer products. The materials business, produces specialty nylon polymers, conductive fibers and monofilament used in various products, including woven mats used by paper producers and weed trimmer cutting line, as well as fiberglass radio antennas for marine, citizen band and military applications. This segment is also the largest North American producer of niche products fabricated from solid zinc strip and are the sole source supplier of copper plated zinc penny blanks to the United States Mint and a major supplier to the Royal Canadian Mint, as well as a supplier of nickel, brass and bronze plated finishes on steel and zinc for coinage to other international markets. In addition, the Company manufactures a line of industrial zinc products marketed globally for use in the plumbing, automotive, electrical component and architectural markets.

Segment information as of and for the years ended December 31, 2008, 2007 and 2006 is as follows:

	Year ended December 31, 2008							
(In millions)	Outdoor Solutions	Consumer Solutions	Branded Consumables	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Net sales	$ 2,481.0	$ 1,812.9	$ 804.9	$ 348.6	$ (64.1)	$ 5,383.3	$ —	$ 5,383.3
Segment earnings (loss)	297.6	253.9	96.4	42.7	—	690.6	(81.2)	609.4
Adjustments to reconcile to reported operating earnings (loss):								
Reorganization costs	(32.6)	—	(10.7)	(8.9)	—	(52.2)	(7.6)	(59.8)
Impairment of goodwill and intangibles	(30.2)	(76.3)	(176.7)	—	—	(283.2)	—	(283.2)
Depreciation and amortization	(62.5)	(27.1)	(17.0)	(12.6)	—	(119.2)	(1.1)	(120.3)
Operating earnings (loss)	$ 172.3	$ 150.5	$ (108.0)	$ 21.2	$ —	$ 236.0	$ (89.9)	$ 146.1
Other segment data:								
Total assets	$ 2,598.4	$ 1,755.7	$ 898.0	$ 215.0	$ —	$ 5,467.1	$ 259.9	$ 5,727.0
Capital expenditures	47.1	24.0	19.3	9.6	—	100.0	2.2	102.2

	Year ended December 31, 2007							
(In millions)	Outdoor Solutions	Consumer Solutions	Branded Consumables	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Net sales	$ 1,698.6	$ 1,869.2	$ 806.2	$ 353.6	$ (67.5)	$ 4,660.1	$ —	$ 4,660.1
Segment earnings (loss)	210.1	271.1	100.4	35.0	—	616.6	(115.1)	501.5
Adjustments to reconcile to reported operating earnings (loss):								
Fair value adjustment to inventory	(115.8)	—	—	(3.1)	—	(118.9)	—	(118.9)
Reorganization costs	(9.7)	(17.0)	(14.7)	(2.8)	—	(44.2)	(5.4)	(49.6)
Other integration-related costs	(1.4)	(1.1)	(0.9)	(1.2)	—	(4.6)	—	(4.6)
Depreciation and amortization	(39.4)	(26.9)	(18.1)	(10.3)	—	(94.7)	(1.7)	(96.4)
Operating earnings (loss)	$ 43.8	$ 226.1	$ 66.7	$ 17.6	$ —	$ 354.2	$ (122.2)	$ 232.0
Other segment data:								
Total assets	$ 2,759.8	$ 1,842.1	$ 1,044.9	$ 173.6	$ —	$ 5,820.4	$ 47.7	$ 5,868.1
Capital expenditures	30.5	21.9	13.1	10.6	—	76.1	5.1	81.2

	Year ended December 31, 2006							
(In millions)	Outdoor Solutions	Consumer Solutions	Branded Consumables	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Net sales	$ 901.0	$ 1,892.2	$ 812.0	$ 309.4	$ (68.3)	$ 3,846.3	$ —	$ 3,846.3
Segment earnings (loss)	84.3	250.3	118.4	33.8	—	486.8	(67.8)	419.0
Adjustments to reconcile to reported operating earnings (loss):								
Fair value adjustment to inventory	—	—	(10.4)	—	—	(10.4)	—	(10.4)
Reorganization costs	(2.9)	(26.6)	(7.8)	—	—	(37.3)	0.5	(36.8)
Impairment/write-off of assets	(0.3)	—	—	—	—	(0.3)	—	(0.3)
Other integration-related costs	—	(3.4)	—	—	—	(3.4)	(1.1)	(4.5)
Depreciation and amortization	(17.0)	(25.5)	(13.1)	(9.4)	—	(65.0)	(1.4)	(66.4)
Operating earnings (loss)	$ 64.1	$ 194.8	$ 87.1	$ 24.4	$ —	$ 370.4	$ (69.8)	$ 300.6
Other segment data:								
Total assets	$ 730.5	$ 1,801.3	$ 1,083.3	$ 112.7	$ —	$ 3,727.8	$ 154.8	$ 3,882.6
Capital expenditures	25.7	21.5	8.4	12.8	—	68.4	0.4	68.8

Geographic Information

(In millions)	Domestic	International	Total
2008			
Net sales	$ 3,670.1	$ 1,713.2	$ 5,383.3
Long-lived assets *(1)*	2,658.2	261.4	2,919.6
2007			
Net sales	$ 3,235.3	$ 1,424.8	$ 4,660.1
Long-lived assets *(1)*	2,944.6	303.7	3,248.3
2006			
Net sales	$ 2,898.5	$ 947.8	$ 3,846.3
Long-lived assets *(1)*	2,105.0	168.7	2,273.7

(1) Capital assets, goodwill and intangibles

18. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income (loss) at December 31, 2008 and 2007 are as follows:

	December 31,	
(In millions)	2008	2007
Foreign currency translation adjustment	$ (10.9)	$ 39.1
Derivative financial instruments, net	1.5	(8.0)
Accrued benefit costs, net	(42.4)	16.4
Total accumulated other comprehensive income (loss)	$ (51.8)	$ 47.5

19. Condensed Consolidating Financial Statements

The Company's Senior Notes (see Note 9) are fully guaranteed, jointly and severally, by certain of the Company's domestic subsidiaries ("Guarantor Subsidiaries"). The Company's non-United States subsidiaries and those domestic subsidiaries who are not guarantors ("Non-Guarantor Subsidiaries") are not guaranteeing these Senior Notes. Presented below are the condensed consolidating financial statements of the Company ("Parent"), the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries on a consolidated basis as of and for the years ended December 31, 2008, 2007 and 2006.

Condensed Consolidating Statements of Income:

	Year Ended December 31, 2008				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ 3,515.0	$ 2,046.1	$ (177.8)	$ 5,383.3
Costs and expenses	76.5	3,470.3	1,868.2	(177.8)	5,237.2
Operating (loss) earnings	(76.5)	44.7	177.9	—	146.1
Other expense, net	27.4	110.1	67.5	—	205.0
Equity in the income of subsidiaries	45.0	117.6	—	(162.6)	—
Net income (loss)	$ (58.9)	$ 52.2	$ 110.4	$ (162.6)	$ (58.9)

	Year Ended December 31, 2007				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ 3,209.6	$ 1,614.5	$ (164.0)	$ 4,660.1
Costs and expenses	106.5	3,038.2	1,447.4	(164.0)	4,428.1
Operating (loss) earnings	(106.5)	171.4	167.1	—	232.0
Other expense, net	(24.7)	178.0	50.6	—	203.9
Equity in the income of subsidiaries	109.9	112.8	—	(222.7)	—
Net income	$ 28.1	$ 106.2	$ 116.5	$ (222.7)	$ 28.1

	Year Ended December 31, 2006				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ 2,918.4	$ 1,114.7	$ (186.8)	$ 3,846.3
Costs and expenses	64.4	2,656.8	1,011.3	(186.8)	3,545.7
Operating (loss) earnings	(64.4)	261.6	103.4	—	300.6
Other expense, net	41.5	112.6	40.5	—	194.6
Equity in the income of subsidiaries	211.9	63.7	—	(275.6)	—
Net income	$ 106.0	$ 212.7	$ 62.9	$ (275.6)	$ 106.0

Condensed Consolidating Balance Sheets:

	As of December 31, 2008				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets	$ 239.6	$ 1,072.1	$ 1,421.7	$ (4.3)	$ 2,729.1
Investment in subsidiaries	4,277.3	783.8	—	(5,061.1)	—
Non-current assets	150.4	3,395.8	286.2	(834.5)	2,997.9
Total assets	$ 4,667.3	$ 5,251.7	$ 1,707.9	$ (5,899.9)	$ 5,727.0
Liabilities and stockholders' equity					
Current liabilities	$ 215.2	$ 564.1	$ 578.5	$ (3.4)	$ 1,354.4
Non-current liabilities	3,067.9	463.0	292.9	(835.4)	2,988.4
Stockholders' equity	1,384.2	4,224.6	836.5	(5,061.1)	1,384.2
Total liabilities and stockholders' equity	$ 4,667.3	$ 5,251.7	$ 1,707.9	$ (5,899.9)	$ 5,727.0

	As of December 31, 2007				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets	$ 67.3	$ 1,012.7	$ 1,470.9	$ (0.7)	$ 2,550.2
Investment in subsidiaries	4,268.9	819.4	—	(5,088.3)	—
Non-current assets	97.5	3,530.0	255.2	(564.8)	3,317.9
Total assets	$ 4,433.7	$ 5,362.1	$ 1,726.1	$ (5,653.8)	$ 5,868.1
Liabilities and stockholders' equity					
Current liabilities	$ 89.6	$ 606.7	$ 584.1	$ —	$ 1,280.4
Non-current liabilities	2,805.5	513.4	295.7	(565.5)	3,049.1
Stockholders' equity	1,538.6	4,242.0	846.3	(5,088.3)	1,538.6
Total liabilities and stockholders' equity	$ 4,433.7	$ 5,362.1	$ 1,726.1	$ (5,653.8)	$ 5,868.1

Condensed Consolidating Statements of Cash Flows:

	Year Ended December 31, 2008				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities, net	$ (626.1)	$ 724.6	$ 151.4	$ —	$ 249.9
Financing activities:					
Net change in short-term debt	130.2	—	1.3	—	131.5
(Payments on) proceeds from intercompany transactions	733.1	(638.7)	(94.4)	—	—
Proceeds from issuance of long-term debt	25.0	—	—	—	25.0
Payments on long-term debt	(24.3)	—	(0.7)	—	(25.0)
Issuance (repurchase) of common stock, net	(21.4)	—	—	—	(21.4)
Other	(5.5)	—	—	—	(5.5)
Net cash provided by (used in) financing activities	837.1	(638.7)	(93.8)	—	104.6
Investing activities:					
Additions to property, plant and equipment	(2.2)	(83.1)	(16.9)	—	(102.2)
Acquisition of business, net of cash acquired	(40.0)	(1.6)	(1.0)	—	(42.6)
Other	(16.3)	(4.0)	(10.4)	—	(30.7)
Net cash used in investing activities	(58.5)	(88.7)	(28.3)	—	(175.5)
Effect of exchange rate changes on cash	—	—	(6.7)	—	(6.7)
Net increase (decrease) in cash and cash equivalents	152.5	(2.8)	22.6	—	172.3
Cash and cash equivalents at beginning of year	59.3	10.7	150.5	—	220.5
Cash and cash equivalents at end of year	$ 211.8	$ 7.9	$ 173.1	$ —	$ 392.8

	Year Ended December 31, 2007				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities, net	$ (157.7)	$ 386.1	$ 76.4	$ —	$ 304.8
Financing activities:					
Net change in short-term debt	(29.3)	—	245.5	—	216.2
(Payments on) proceeds from intercompany transactions	526.5	(322.5)	(204.0)	—	—
Proceeds from issuance of long-term debt	1,350.0	—	—		1,350.0
Payments on long-term debt	(770.1)	—	(23.1)	—	(793.2)
Issuance (repurchase) of common stock, net	(56.2)	—	—	—	(56.2)
Other	(36.2)	—	—	—	(36.2)
Net cash provided by (used in) financing activities	984.7	(322.5)	18.4	—	680.6
Investing activities:					
Additions to property, plant and equipment	(5.1)	(53.3)	(22.8)	—	(81.2)
Acquisition of business, net of cash acquired	(909.5)	—	—	—	(909.5)
Other	21.1	—	(3.0)	—	18.1
Net cash used in investing activities	(893.5)	(53.3)	(25.8)	—	(972.6)
Effect of exchange rate changes on cash	—	—	5.1	—	5.1
Net increase (decrease) in cash and cash equivalents	(66.5)	10.3	74.1	—	17.9
Cash and cash equivalents at beginning of year	125.8	0.4	76.4	—	202.6
Cash and cash equivalents at end of year	$ 59.3	$ 10.7	$ 150.5	$ —	$ 220.5

(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	Year Ended December 31, 2006				
Net cash provided by operating activities, net	$ 171.8	$ 32.8	$ 31.4	$ —	$ 236.0
Financing activities:					
Net change in short-term debt	—	—	(6.6)	—	(6.6)
(Payments on) proceeds from intercompany transactions	(50.0)	37.4	12.6	—	—
Payments on long-term debt	(80.0)	(1.3)	(5.6)	—	(86.9)
Issuance (repurchase) of common stock, net	95.3	—	—	—	95.3
Other	3.3	(0.2)	(0.5)	—	2.6
Net cash provided by (used in) financing activities	(31.4)	35.9	(0.1)	—	4.4
Investing activities:					
Additions to property, plant and equipment	(0.4)	(53.6)	(14.8)	—	(68.8)
Acquisition of business, net of cash acquired	(198.7)	(11.1)	—	—	(209.8)
Other	—	1.0	0.1	—	1.1
Net cash used in investing activities	(199.1)	(63.7)	(14.7)	—	(277.5)
Effect of exchange rate changes on cash	—	—	2.6	—	2.6
Net increase (decrease) in cash and cash equivalents	(58.7)	5.0	19.2	—	(34.5)
Cash and cash equivalents at beginning of year	184.5	(4.6)	57.2	—	237.1
Cash and cash equivalents at end of year	$ 125.8	$ 0.4	$ 76.4	$ —	$ 202.6

The amounts reflected as proceeds (payments) from (to) intercompany transactions represent cash flows originating from transactions conducted between guarantor subsidiaries, non-guarantor subsidiaries and parent in the normal course of business operations.

20. Quarterly Results of Operations (Unaudited)

Summarized quarterly results of operations for 2008 and 2007 were as follows (see Note 3 for a discussion of the Company's acquisitions that occurred during these periods):

(In millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter *(2)*	Total
2008					
Net sales	$ 1,217.4	$ 1,360.0	$ 1,455.6	$ 1,350.3	$ 5,383.3
Gross profit	327.8	380.8	415.8	378.4	1,502.8
Net income (loss) as reported	4.7	43.0	63.8	(170.4)	(58.9)
Basic earnings (loss) per share *(1)*	0.06	0.57	0.85	(2.28)	(0.78)
Diluted earnings (loss) per share *(1)*	0.06	0.56	0.83	(2.28)	(0.78)
2007					
Net sales	$ 820.9	$ 1,050.1	$ 1,322.2	$ 1,466.9	$ 4,660.1
Gross profit	201.3	263.1	327.8	350.5	1,142.7
Net income (loss) as reported	1.4	16.7	21.2	(11.2)	28.1
Basic earnings (loss) per share *(1)*	0.02	0.24	0.29	(0.15)	0.39
Diluted earnings (loss) per share *(1)*	0.02	0.23	0.28	(0.15)	0.38

(1) Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts.

(2) The results of operations for the fourth quarter of 2008 include a $283 non-cash charge for the impairment of goodwill and intangibles (see Note 6); a $16.2 gain related to the curtailment/settlement of certain pension and postretirement benefit plans (see Note 15); and a $12.0 gain from inventory adjustments.

Corporate Information

Board of Directors

Martin E. Franklin
Chairman and Chief Executive Officer
Jarden Corporation

Ian G. H. Ashken
Vice Chairman and Chief Financial Officer
Jarden Corporation

René-Pierre Azria (1), (3)
Managing Director
Tegris LLC

Michael Gross (1), (3)
Chairman, Chief Executive Officer
and Managing Member
Solar Capital, LLC

Douglas W. Huemme (1)
Retired Former Chairman
and Chief Executive Officer
Lilly Industries, Inc.

Richard J. Heckmann (2)
Chairman and Chief Executive Officer
Heckmann Corporation

Richard L. Molen (2)
Retired Former Chairman, President
and Chief Executive Officer
Huffy Corporation

Irwin D. Simon (2), (3)
Chairman, Chief Executive Officer
and President
Hain Celestial Group, Inc.

Robert L. Wood (1), (3)
Former Chairman, President
and Chief Executive Officer
Chemtura Corporation

(1) Member of Audit Committee
(2) Member of Nominating and Policies Committee
(3) Member of Compensation Committee

Corporate Headquarters

Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580
Telephone: 914-967-9400
Facsimile: 914-967-9405
www.jarden.com

Executive Officers

Martin E. Franklin
Chairman and Chief Executive Officer

Ian G. H. Ashken
Vice Chairman and Chief Financial Officer

James E. Lillie
President and Chief Operating Officer

John E. Capps
Senior Vice President, General Counsel and Secretary

Patricia J. Gaglione
Senior Vice President, Supply Chain

Patricia A. Mount
Senior Vice President and Chief Transition Officer

Richard T. Sansone
Senior Vice President and Chief Accounting Officer

J. David Tolbert
Senior Vice President, Human Resources and Corporate Risk

Corporate Counsel

Kane Kessler, PC
New York, New York

Willkie Farr & Gallagher LLP
New York, New York

Registrar and Transfer Agent

National City Bank
Cleveland, Ohio
800-622-6757

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
New York, New York

For the year ended December 31, 2007 and prior years:
Ernst & Young LLP
New York, New York

Securities Listing

Jarden's common stock is listed on the New York Stock Exchange.
Symbol: JAH

Investor Relations

Financial Dynamics Business Communications
New York, New York
212-850-5600

NYSE Corporate Governance Disclosure

Jarden Corporation filed as exhibits to its 2008 Annual Report on Form 10-K, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of Jarden's public disclosure. The Annual CEO certification of Jarden Corporation required pursuant to NYSE Corporate Governance Standards Section 303A.12(a) that the CEO was not aware of any violation by the Company of NYSE's Corporate Governance listing standards was submitted to the NYSE.

Outdoor Solutions

Campingaz®, Coleman®, Stearns®, Sevylor®
Wichita, KS
316-832-2653

Abu Garcia®, Berkley®, Fenwick®, Gulp!®, Penn®, Shakespeare®, Stren®, Trilene®
Columbia, SC
803-754-7000

deBeer®, GAIT®, JT®, Miken®, Rawlings®, Worth®
St. Louis, MO
314-819-2800

Adio®, K2®, Planet Earth®, Zoot®
Seattle, WA
206-805-4800

Ex Officio®, Marmot®
Santa Rosa, CA
707-544-4590

Marker®, Volkl®
Penzberg, Germany
+49 (0) 8856-8000-337
West Lebanon, NH
603-298-7836

Consumer Solutions

Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare®
Boca Raton, FL
561-912-4100

Branded Consumables

Ball®, Bee®, Bernardin®, Bicycle®, Diamond®, Hoyle®, Java Log®, Loew-Cornell®, KEM®, Kerr®, Patton®, Pine Mountain®
Cincinnati, OH
513-396-5700

BRK®, Crawford®, Dicon®, First Alert® Lehigh®, Leslie-Locke®, Tundra®, Wellington®
Aurora, IL
630-851-7330

Process Solutions

Jarden Applied Materials
Columbia, SC
803-754-7011

Jarden Plastic Solutions
Greer, SC
864-879-8100

Jarden Zinc Products
Greenville, TN
423-639-8111





























CRAWFORD

CROCK-POT
THE ORIGINAL SLOW COOKER

deBeer



EXOFFICIO



First Alert



FoodSaver

Forster

FULL TILT

Health o meter





Holmes

HOYLE













Kerr

LEHIGH



LINE







MADSHUS







Marmot







MR. COFFEE

Oster





Pine Mountain

planetearth







RIVAL

Seal@Meal

Sevylor

Shakespeare
SINCE 1897



SPIDERWIRE

STEARNS



Sunbeam





Ugly Stik

VillaWare

Völkl

WORTH

